LIMITED PARTNERSHIP AGREEMENT

OF

PARKWAY PROPERTIES OFFICE FUND, L.P.

Dated as of June 30, 2005

LIMITED PARTNERSHIP AGREEMENT
OF
PARKWAY PROPERTIES OFFICE FUND, L.P.

This LIMITED PARTNERSHIP AGREEMENT (this "Agreement") of PARKWAY PROPERTIES OFFICE FUND, L.P., a Delaware limited partnership (the "Partnership"), is dated as of June 30, 2005, by and among PKY FUND, LLC, a Delaware limited liability company, as the general partner of the Partnership (the "General Partner"), Parkway Properties LP, a Delaware limited partnership ("Parkway"), and PERS Holding Company Limited, L.L.C., a Delaware limited liability company ("PERS Holding" and together with Parkway, the "Limited Partners"). The General Partner and the Limited Partners are hereinafter sometimes referred to collectively as the "Partners" and each of them individually as a "Partner".

W I T N E S S E T H:

WHEREAS, the Partnership was formed upon the filing and acceptance of a Certificate of Limited Partnership (the "Certificate") with the Secretary of State of the State of Delaware on June 29, 2005 (the "Formation Date").

WHEREAS, the parties hereto desire to provide for the governance of the Partnership and to set forth in detail their respective rights and duties relating to the Partnership.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto do hereby agree as follows:

ARTICLE I

THE PARTNERSHIP

1.1   Formation. The Partnership was formed on the Formation Date. The Partners hereby enter into this Agreement for the purpose of establishing and governing the Partnership and setting forth the rights and obligations of the Partners. The parties hereto hereby agree that the Partnership shall constitute a limited partnership under and pursuant to the provisions of the Act (as hereinafter defined) and agree that the rights, duties and liabilities of the Partners shall be as provided in the Act, except as otherwise provided herein. Promptly after the execution of this Agreement, the Partners shall execute such documents, and the General Partner shall file and record with the proper offices in the State of Delaware, such certificates, and shall cause to be made such publications, as shall be required by the Act.

1.2   Name. The name of the Partnership shall be "Parkway Properties Office Fund, L.P." All business of the Partnership shall be conducted under such name and such name shall be used at all times in connection with the Partnership's business and affairs.

1.3   Principal Place of Business. The principal place of business of the Partnership shall be at One Jackson Place, 188 East Capitol Street, Suite 1000, Jackson, Mississippi 39201, or such place or places as the General Partner may, from time to time, designate. The General Partner shall give notice to all of the Partners of any change in the Partnership's principal place of business.

1.4   Purposes and Powers. Subject to the limitations set forth herein, the business and purposes of the Partnership shall be to, directly and indirectly, acquire, hold, maintain, operate, improve, renovate, expand, originate, use, lease, finance, manage and dispose of Investments (as hereinafter defined) and to engage in any and all activities as are related or incidental to the foregoing, as determined by the General Partner in its sole discretion. Subject to the limitations set forth herein, the Partnership shall have the power to do anything and everything necessary, suitable or proper for the accomplishment of or in furtherance of any of the purposes set forth herein, and to do every other act or acts, thing or things, incidental or appurtenant to or arising from or connected with any of such purposes.

1.5   Registered Office and Agent. The registered office of the Partnership in the State of Delaware shall be c/o National Registered Agent, Inc., 9 East Loockerman Street, Suite 1B, Dover, Delaware 19901, or such other address within the United States as may be designated from time to time by the General Partner. The name and address of the registered agent for service of process on the Partnership in the State of Delaware shall be National Registered Agent, Inc. at the above address, or such other agent and address as may be designated from time to time by the General Partner.

1.6   Fiscal and Taxable Year. The fiscal year and taxable year of the Partnership shall be the calendar year (the "Partnership Year"), unless another taxable year is otherwise required by Section 706 of the Code.

1.7   Term. The term of the Partnership commenced upon the Formation Date and shall continue until the date that the Partnership is dissolved in accordance with the provisions of Article XV hereof.

1.8   Filings. Upon the execution of this Agreement by the parties hereto, the General Partner shall do, and continue to do, all things as may be required or advisable to continue and maintain the Partnership as a limited partnership, qualified to do business in such jurisdictions as may be required, and to protect the limited liability of the Limited Partners in any jurisdiction in which the Partnership shall transact business.

ARTICLE II

DEFINITIONS

The following defined terms used in this Agreement shall have the respective meanings specified below.

"Act" shall mean the Delaware Revised Uniform Limited Partnership Act, as amended from time to time.

"Adjusted Capital Account Deficit" shall mean, with respect to any Partner, the deficit balance, if any, in such Partner's Capital Account as of the end of the relevant Partnership Year, after giving effect to the following adjustments:

(a)   credit to such Capital Account any amounts which such Partner is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and (i)(5) of the Regulations; and

(b)   debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the Regulations.

The foregoing definition of "Adjusted Capital Account Deficit" is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

"Affiliate" shall mean, with respect to any Person, any Person Controlling, Controlled by, or under common Control with, such Person.

"Agreement" shall mean this Limited Partnership Agreement of the Partnership as the same may be amended from time to time.

"Asset Management Fees" shall mean the asset management fees payable to the General Partner to be calculated in the manner set forth in Exhibit B attached hereto and incorporated by reference herein.

"Average Daily Outstanding Contribution Account Balance" or "ADOCAB" is the average of the Contribution Account Balances for a Partner as of the end of each day during any period for which the Asset Management Fees or Preferred Returns are calculated. The ADOCAB for any period is calculated as the sum of all daily Contribution Account Balances of a Partner for each day of such period, divided by the number of days in such period.

"Bankruptcy" shall mean, with respect to any Person, (a) the filing by such Person of a voluntary petition seeking liquidation, reorganization, arrangement or readjustment, in any form, of its debts under Title 11 of the United States Code or any other federal, state or foreign insolvency law, or such Person's filing an answer consenting to or acquiescing in any such petition, (b) the making by such Person of any assignment for the benefit of its creditors, (c) the expiration of 60 days after the filing of an involuntary petition under Title 11 of the United States Code, an application for the appointment of a receiver for a material portion of the assets of such Person, or an involuntary petition seeking liquidation, reorganization, arrangement or readjustment of its debts under any other federal, state or foreign insolvency law, provided that the same shall not have been vacated, set aside or stayed within such sixty-day period or (d) the entry against it of a final and nonappealable order for relief under any bankruptcy, insolvency or similar law now or hereafter in effect. The term "Bankruptcy" as defined in this Agreement and used herein is intended, and shall be deemed to, supersede and replace the events of withdrawal described in Section 17-402(a)(4) and (5) of the Act.

"Business Day" shall mean any day except a Saturday, Sunday or other day on which the New York Stock Exchange is not transacting business.

"Capital Account" shall mean, with respect to any Partner, the Capital Account which shall be established and maintained for such Partner in accordance with the following provisions:

(a)   To each Partner's Capital Account there shall be credited the aggregate amount of such Partner's Capital Contributions, the Gross Asset Value of any property contributed to the Partnership by such Partner, such Partner's distributive share of Profits and any items in the nature of income or gain which are specially allocated pursuant to Article V hereof, and the amount of any Partnership liabilities assumed by such Partner or which are secured by any Partnership property distributed to such Partner.

(b)   To each Partner's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any Partnership property distributed to such Partner pursuant to any provision of this Agreement, such Partner's distributive share of Losses and any items in the nature of expenses or losses which are specially allocated pursuant to Article V hereof, and the amount of any liabilities of such Partner assumed by the Partnership or which are secured by any property contributed by such Partner to the Partnership.

(c)   If any Interest is Transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the Transferred Interest.

(d)   In determining the amount of any liability for purposes of determining Capital Account balances hereof, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 1.704-1(b) of the Regulations, and shall be interpreted and applied in a manner consistent with such Regulations. If the General Partner shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Regulations, the General Partner may make such modification if, and only if, it is not likely to have an adverse effect on the amounts distributable to any Partner pursuant to Article XV hereof upon the dissolution of the Partnership.

"Capital Call" shall have the meaning set forth in Section 4.2(b) hereof.

"Capital Call Notice" shall have the meaning set forth in Section 4.2(b) hereof.

"Capital Commitment" shall have the meaning set forth in Section 4.1 hereof.

"Capital Contributions" shall have the meaning set forth in Section 4.2(a) hereof.

"Capital Default" shall have the meaning set forth in Section 4.5 hereof.

"Capital Event" shall mean, with respect to any Investment, (a) the sale, transfer, exchange, pledge, hypothecation, or other disposition of all or any portion of such Investment or interests in any entity which directly or indirectly holds such Investment, (b) the incurrence of any indebtedness by the Partnership or by any entity which directly or indirectly holds such Investment and which is secured by such Investment or interests in any entity which directly or indirectly holds such Investment, other than any incurrence of Indebtedness the proceeds of which are used to acquire such Investment, (c) the refinancing of any Indebtedness allocated to such Investment, and (d) any similar transaction with respect to such Investment.

"Capital Interest" shall mean the General Partner's Interest, other than its Carried Interest.

"Carried Interest" shall mean the General Partner's rights with respect to Carried Interest Distributions.

"Carried Interest Distributions" shall mean the amounts distributable to the General Partner pursuant to Section 6.1(b)(iii)(B) hereof.

"Cause" shall mean any of the following: (1) an act or omission by the General Partner that constitutes fraud, dishonesty, malfeasance, gross negligence, or breach of fiduciary duty or breach of Section 7.5(f) of this Agreement; (2) the institution of any litigation, administrative proceeding or prosecution of criminal charges against or involving the General Partner or any of its Affiliates that are under contract with the Partnership or delivering services to the Partnership which materially adversely affect the reputation, business, or ability to perform of the General Partner or such Affiliate under this Agreement and with respect to which a meritorious defense has not been asserted within a reasonable time following the institution of such action and thereafter diligently prosecuted or pursued; (3) breach of any material term or provision of this Agreement (including, but not limited to, Article XIV of this Agreement) which remains uncured for a period of thirty (30) days after written notice of such breach from PERS Holding, or such longer period as may be reasonably necessary to affect a cure provided that a cure is commenced during the thirty (30) day period and diligently pursued; or (4) the initiation of any voluntary or involuntary bankruptcy proceeding by or against the General Partner, or the adjudication of General Partner as bankrupt or insolvent, or the appointment of a receiver or trustee for General Partner which is not dismissed within thirty (30) days, or any assignment by or with respect to either for the benefit of creditors.

"Certificate" shall have the meaning set forth in the recitals hereto.

"Change of Control" shall mean any of the following: (1) the General Partner at any time is no longer an Affiliate of Parkway Properties, Inc.; or (2) during the Investment Period, Steven Rogers and James Ingram shall no longer be a part of the executive management team of Parkway Properties, Inc.; or (3) after the expiration of the Investment Period, the resignation, replacement or removal (a "Disassociation") within any two (2) year period of any three of the following officers: Chief Executive Officer, Chief Operating Officer, Chief Investment Officer and Chief Financial Officer (collectively, the "Key Officers"). However, after the expiration of the Investment Period, if, in any two (2) year period, any two of the Key

Officers become Disassociated from Parkway Properties, Inc., then the second of the Key Officers to become Disassociated shall be replaced by Parkway Properties, Inc. within one hundred twenty (120) days with a person of similar (or better) experience and capabilities as the Disassociated Key Officer.

"Closing Date" shall mean June 30, 2005.

"Code" shall mean the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

"Committed Investment" shall mean (a) an Investment which is subject to a letter of intent which is entered into by the Partnership or an Investment Vehicle on or prior to the end of the Investment Period and which is intended to be closed not more than 120 days after the end of the Investment Period, (b) additional phases of the redevelopment of an Investment, or (c) the remaining balance of unfunded capital contributions to ongoing Investments, in each case, to the extent identified to the Partners prior to the expiration of the Investment Period, together with a budget regarding such Investments, additional phases of redevelopment of Investments or remaining balance of unfunded Investments.

"Contribution Account Balance" for the purpose of determining ADOCAB for calculating Preferred Returns and Asset Management Fees, Contribution Account Balance shall mean the cumulative sum of all Capital Contributions of a Partner minus the cumulative sum of all distributions to such Partner pursuant to Section 6.1(b)(ii).

"Control" shall mean, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of another Person without the consent or approval of any other Person.

"Core Market" shall mean the Partnership's primary targeted markets of the greater metropolitan areas of Houston, Texas; Chicago, Illinois; Atlanta, Georgia; Phoenix, Arizona; Charlotte, North Carolina; Jacksonville, Florida; Orlando, Florida; Tampa, Florida; and Fort Lauderdale, Florida; which targeted markets may be expanded by the General Partner from time to time upon the unanimous written approval of the Limited Partners.

"Covered Persons" shall have the meaning set forth in Section 10.1(a) hereof.

"Damages" shall have the meaning set forth in Section 10.1(a) hereof.

"Default Rate" shall have the meaning set forth in Section 4.5 hereof.

"Defaulting Partner" shall have the meaning set forth in Section 4.5 hereof.

"Depreciation" shall mean, for each Partnership Year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however, that if the adjusted tax basis of such property is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the General Partner.

"Exclusivity Period" shall mean the period beginning on the Closing Date and ending on the earlier to occur of (a) the date of the termination of the Investment Period, and (b) the date on which at least 80% of the Capital Commitments have been invested or committed to Investments.

"Fair Market Value" shall mean, with respect to any Interest or Investment, the fair market value thereof as of the applicable date of determination, as determined by a qualified independent third-party appraisal firm in accordance with OPERS' Real Estate Investments Directly-Held Portfolio Valuation Policies set forth in Exhibit C attached hereto and incorporated herein by reference, which Exhibit C shall not be amended or altered without the unanimous written consent of the Partners, which shall not be unreasonably withheld, conditioned or delayed. In making such determination, the appraiser shall assume that all of the assets of the Partnership were sold in a commercially reasonably manner on a one hundred percent (100%) fee simple basis as of the date of such determination and the proceeds of such sale, net of all obligations of the Partnership, will be distributed to the Partners pursuant to this Agreement.

"Follow-on Investment" shall mean an Investment which, in the judgment of the General Partner, is appropriate or necessary for the Partnership to make for the purpose of preserving, protecting or enhancing an existing Investment, in each case, to the extent identified to the Partners prior to the expiration of the Investment Period, together with a budget regarding such Follow-on Investment.

"Formation Date" shall have the meaning set forth in the Whereas clauses hereto.

"GP Authorized Representative" shall have the meaning set forth in Section 17.12(b) hereof.

"General Partner" shall have the meaning set forth in the introductory paragraph of this Agreement and at all times be a wholly-owned subsidiary of Parkway Properties LP.

"Gross Asset Value" shall mean, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a)   the initial Gross Asset Value of any asset contributed by a Partner to the Partnership shall be the gross fair market value of such asset at the time of such contribution, as agreed between the General Partner and such Partner;

(b)   the Gross Asset Values of all Partnership assets may, in the reasonable discretion of the General Partner, be adjusted to equal their respective gross fair market values, as determined by the General Partner in accordance with Section 1.704-1(b)(2)(iv)(f) of the Regulation, as of the following times: (i) the acquisition of an additional Interest by any new or existing Partner in exchange for more than a *de minimis* Capital Contribution or in exchange for services; (ii) the distribution by the Partnership to a Partner of more than a *de minimis* amount of Partnership property as consideration for an Interest; and (iii) the liquidation of the Partnership within the meaning of Regulations Section 1.704-l(b)(2)(ii)(g);

(c)   the Gross Asset Value of any Partnership asset distributed to any Partner shall be the gross fair market value of such asset on the date of distribution, as reasonably determined by the General Partner; and

(d)   the Gross Asset Values of Partnership assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Section 1.704-l(b)(2)(iv)(m) of the Regulations and Article V hereof; provided, however, that Gross Asset Values shall not be adjusted pursuant to this clause (d) to the extent the General Partner determines that an adjustment pursuant to clause (b) above is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this clause (d).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to clause (a), (b) or (d) above, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

"Indebtedness" shall mean any indebtedness incurred by the Partnership or any Investment Vehicle, including, but not limited to, any guarantees by the Partnership or any Investment Vehicle of any indebtedness incurred by any Investment Vehicle and any repurchase obligations of the Partnership or any Investment Vehicle.

"Interest" shall mean, with respect to any Partner, the interest of such Partner as a partner in the Partnership at any particular time, including the partner interest of such Partner, and the rights and obligations of such Partner as provided in this Agreement and the Act.

"Interim Investments" shall mean each of the following provided that, in each case, such obligations are payable in United States Dollars:

(a)   certificates of deposit, time or demand deposits or bankers' acceptances maturing within six months and one day from the date of acquisition and money market deposit accounts issued or offered by:

(i)   any commercial bank organized under the laws of the United States of America or any state thereof or the District of Columbia having combined capital, surplus and undivided profits (less any undivided losses) of not less than $500 million;

(ii)   any domestic commercial bank the deposits of which are guaranteed by the Federal Deposit Insurance Corporation; provided that (A) the full amount of such Interim Investment are so guaranteed and (B) the aggregate amount of all Interim Investments under this clause does not exceed $500,000;

(b)   marketable direct obligations issued or unconditionally guaranteed by the United States of America or issued by an agency thereof and backed by the full faith and credit of the United States of America, in each case maturing within six (6) months and one day from the date of acquisition thereof;

(c)   marketable general obligations issued by any State of the United States of America or any political subdivision of any such State or any public instrumentality thereof maturing within six (6) months and one day from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings generally obtainable from either Standard & Poor's Corporation or Moody's Investors Service, Inc.;

(d)   commercial paper maturing no more than six (6) months and one day from the date of acquisition, having a rating of A-1 (or the equivalent) or higher from Standard & Poor's Corporation and P-1 (or the equivalent) or higher from Moody's Investors Service, Inc.; and

(e)   full collateralized repurchase agreements with a term of not more than thirty (30) days for underlying securities of the type described in paragraphs (b) and (c) of this definition, entered into with any institution meeting the qualifications specified in subclauses (i) or (ii) of clause (a) of this definition.

"Invested Capital" shall mean, with respect to each Partner, at any date of determination, (a) the aggregate amount of all Capital Contributions previously made by such Partner less (b) the aggregate amount of distributions that have been made to such Partner pursuant to Section 6.1(b)(ii) hereof.

"Investment" shall mean a direct or indirect equity or debt investment by the Partnership in multi-tenant office properties containing 150,000 to 1,000,000 rentable square feet that are at least seventy percent (70%) leased and located in one of the Core Markets and of similar quality to properties generally acquired by Parkway for its own portfolio.

"Investment Company Act" shall mean the Investment Company Act of 1940, as amended from time to time (or any corresponding provisions of succeeding law).

"Investment Period" shall mean the period beginning on the Closing Date and ending on the earliest of (a) the date on which all Capital Commitments have been drawn; (b) the third anniversary of the Closing Date; (c) the date determined by the General Partner in accordance with Section 4.5 hereof; and (d) the date of the removal of the General Partner by PERS Holding in accordance with Section 13.1(a) hereof.

"Investment Vehicle" shall have the meaning set forth in Section 9.2 hereof.

"Lien" shall mean any lien, pledge, hypothecation or other encumbrance.

"Limited Partner" shall have the meaning set forth in the introductory paragraph of this Agreement.

"LP Authorized Representative" shall have the meaning set forth in Section 17.13(a) hereof.

"Net Distributable Cash" shall mean all cash receipts from operations of the Partnership (including, without limitation, amounts released from Reserves) and from Capital Events, reduced by the portion thereof used to, in the discretion of the General Partner, (a) pay principal or interest on any Indebtedness, (b) establish Reserves, and (c) pay Operating Expenses and Organizational Expenses and property level fees pursuant to Exhibit B hereto. Net Distributable Cash shall not be reduced by depreciation, amortization, cost recovery deductions or similar non-cash allowances and expenses.

"Nonrecourse Deductions" shall have the meaning set forth in Section 1.704-2(b)(1) of the Regulations.

"Nonrecourse Liability" shall have the meaning set forth in Section 1.704-2(b)(3) of the Regulations.

"Operating Expenses" shall have the meaning set forth in Section 8.2 hereof.

"OPERS" shall mean the Ohio Public Employees Retirement System.

"Organizational Expenses" shall have the meaning set forth in Section 8.3 hereof.

"Parkway Interest" shall have the meaning set forth in Section 13.2(a) hereof.

"Parkway Purchase Notice" shall have the meaning set forth in Section 13.2(b) hereof.

"Parkway Purchase Right" shall have the meaning set forth in Section 13.2(b) hereof.

"Partner Nonrecourse Debt" shall have the meaning set forth in Section 1.704-2(b)(4) of the Regulations.

"Partner Nonrecourse Debt Minimum Gain" shall have the meaning set forth in Section 1.704-2(i)(2) of the Regulations.

"Partner Nonrecourse Deductions" shall have the meaning set forth in Section 1.704-2(i)(2) of the Regulations.

"Partner" shall have the meaning set forth in the introductory paragraph of this Agreement.

"Partnership" shall have the meaning set forth in the introductory paragraph of this Agreement.

"Partnership Minimum Gain" shall have the meaning set forth in Section 1.704-2(b)(2) of the Regulations.

"Partnership Year" shall have the meaning set forth in Section 1.6 hereof.

"Percentage Interest" shall mean, with respect to each Partner, a representation of such Partner's Interest as of the applicable date of determination, expressed as a percentage of all Partners' Interests and based on relative aggregate Capital Contributions. The Partnership shall keep an up-to-date Schedule of Partners which shall include a statement of each Partner's Percentage Interest.

"PERS Holding Interest" shall have the meaning set forth in Section 13.2(b) hereof.

"PERS Holding Purchase Notice" shall have the meaning set forth in Section 13.2(a) hereof.

"PERS Holding Purchase Right" shall have the meaning set forth in Section 13.2(a) hereof.

"Person" shall mean any individual, partnership, joint venture, corporation, limited liability company, trust or other entity.

"Preferred Rate" shall mean a rate of return calculated in the same manner as interest, compounded annually, at an annual rate of ten percent (10%).

"Preferred Return" shall have the meaning set forth in Section 6.1(b)(i) hereof.

"Prime Rate" shall mean the rate of interest publicly announced from time to time by JP Morgan Chase Bank in New York City as such bank's prime reference rate.

"Profits" and "Losses" shall mean, for each Partnership Year or other period, an amount equal to the Partnership's taxable income or loss for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a)   any income of the Partnership that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses shall be added to such taxable income or loss;

(b)   any expenditures of the Partnership described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Section 1.704-1(b)(2)(iv)(i) of the Regulations, and not otherwise taken into account in computing Profits or Losses shall be subtracted from such taxable income or loss;

(c)   if the Gross Asset Value of any Partnership asset is adjusted pursuant to clause (b) or clause (d) of the definition of Gross Asset Value herein, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

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(d)   gain or loss resulting from any disposition of Partnership property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(e)   in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Partnership Year or other period, computed in accordance with the definition of Depreciation herein; and

(f)   notwithstanding any other provisions hereof, any items which are specially allocated pursuant to Article V hereof shall not be taken into account in computing Profit or Losses.

"Regulations" shall mean the final, temporary and proposed Treasury Regulations promulgated under the Code, as the same may be amended from time to time (including corresponding provisions of succeeding regulations).

"Regulatory Allocations" shall have the meaning set forth in Section 5.3(g) hereof.

"Reserves" shall mean reserves established by the Partnership or any Investment Vehicle, in the discretion of the General Partner, for all expenses, debt payments, capital improvements, replacements, tenant improvements, leasing commissions and contingencies, including, but not limited to, loss and liquidity reserves, of the Partnership.

"Returned Capital" shall have the meaning set forth in Section 6.1(a) hereof.

"Schedule of Partners" shall mean the Schedule of Partners of the Partnership attached hereto as Exhibit A, as the same may be amended from time to time.

"Securities Act" shall mean the Securities Act of 1933, as amended from time to time.

"Successor General Partner" shall have the meaning set forth in Section 13.2(e) hereof.

"Transfer" shall mean, as applicable, a sale, exchange, transfer, assignment, pledge, hypothecation or other disposition of (a) all or any portion of an Interest (and the related Capital Commitment) or (b) all or any portion of a Limited Partner's obligations to make Capital Contributions pursuant to its Capital Commitment or its right to acquire an Interest in exchange therefore, in each case, either directly or indirectly, to another Person. When used as a verb, the term "Transfer" shall have a correlative meaning.

ARTICLE III

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE LIMITED PARTNERS

Each Limited Partner represents, warrants and agrees with the Partnership, as of each time that the Limited Partner makes a Capital Contribution, as follows (and the Limited Partner agrees to notify the Partnership in writing immediately if any changes in the information set forth herein occur):

3.1   Interests Not Marketable. The Interest is being purchased for the account of the Limited Partner for investment only and not with a view to, or with any intention of, a distribution or resale thereof, in whole or in part, or the grant of any participation therein by subdivision or otherwise. The Limited Partner acknowledges that the Interests have not been registered under any federal or state securities laws and cannot be sold, pledged, hypothecated or otherwise disposed of unless they are subsequently registered under the Securities Act, and any applicable state acts or unless an exemption from such registration is available, and that the Limited Partner has no right to require the Partnership or any other party to seek such registration. The Limited Partner also understands that there will be no public market for the Interests; that the Limited Partner will be unable to utilize the provisions of Rule 144, as adopted by the Securities and Exchange Commission (the "SEC") under the Securities Act ("Rule 144") with respect to the resale of the Interests. The Limited Partner is prepared, therefore, to hold its Interest for the maximum possible term of the Partnership.

3.2   Accredited Investor Status; Sophistication. The Limited Partner is an "accredited investor" as defined in Rule 501(a) of Regulation D, as adopted by the SEC under the Securities Act ("Regulation D"). The Limited Partner agrees to notify the Partnership in writing immediately of any changes in the information set forth in this Section 3.2. The Limited Partner has such knowledge and experience in financial and business matters as to enable it (i) to utilize the information made available to it in connection with its consideration of an investment in the Partnership, (ii) to evaluate the merits and risks associated with an investment in the Partnership, and (iii) to make an informed decision with respect thereto. The Limited Partner agrees to be bound by the terms and provisions of this Agreement in the form delivered to it which are applicable to it as a Limited Partner, and has read, is familiar with, and understands the nature and scope of the rights and remedies provided to the Partnership in this Agreement in the event of a failure to pay any part of the Limited Partner's Capital Commitment under this Agreement when due, and is prepared to accept the exercise against the Limited Partner of such rights and remedies in the event of such failure on the Limited Partner's part. The Limited Partner acknowledges its understanding of the meaning and legal consequences of the representations, warranties and covenants contained herein, and that the Partnership, the General Partner and their respective Affiliates are relying upon such representations, warranties and covenants.

3.3   Investment Company Act. The Limited Partner understands that the Partnership will not be registered as an "investment company" under the Investment Company Act pursuant to one or more exclusions therefrom.

3.4   No Public Offering; Reliance on Agreement.

(a)   The Limited Partner is not acquiring an Interest as a result of or subsequent to any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio, presented at any seminar or meeting or any solicitation of an investment in the Partnership by a person not previously known to the Limited Partner in connection with investments in securities generally.

(b)   The Limited Partner acknowledges and agrees that neither the General Partner nor any other Person has promised, represented or guaranteed: (i) the safety of any capital investment in the Partnership, (ii) that the Partnership will be profitable, or (iii) that any particular investment return will be achieved or the probability of any investment return, and further that any such promise, representation, or guarantee, if made, would be strictly unauthorized and should not be relied on. The Limited Partner recognizes that its acquisition of Interests involves certain risks, including, without limitation, the risk of a significant loss of the Limited Partner's investment in the Partnership.

3.5   Due Authorization.

(a)   The Limited Partner, if a partnership, corporation or limited liability company, is duly organized or, if a trust, duly established pursuant to a valid trust instrument, validly existing and in good standing under the laws of the jurisdiction wherein it is organized; and has the power and authority to carry on the activities in which it is engaged and to acquire an Interest in the Partnership. This Agreement and any other documents executed and delivered by the Limited Partner in connection herewith have been duly authorized, executed and delivered by the Limited Partner, and are the legal, valid and binding obligations of the Limited Partner enforceable against the Limited Partner in accordance with their respective terms.

(b)   The execution and delivery of this Agreement and any other documents executed and delivered by the Limited Partner in connection herewith do not, and the performance and consummation of the terms and transactions set forth or contemplated herein will not, contravene or result in a default under the provisions of the trust instrument, charter, by-laws or other governing documents of the Limited Partner, and will not contravene or result in a default, to the knowledge of the Limited Partner, under any provision of existing law or regulations to which the Limited Partner is subject, or any indenture, mortgage or other agreement or instrument to which the Limited Partner is a party or by which it is bound, and does not require on the part of the Limited Partner any approval, authorization, license, or filing from or with any foreign, federal, state or municipal board or agency that has not already been obtained.

3.6   <u>Anti-Money Laundering</u>. The Limited Partner acknowledges that the Partnership will seek to comply at all times with applicable anti-money laundering laws and that it is the Partnership's policy to cooperate fully with law enforcement agencies. To assist the Partnership in its efforts to comply with anti-money laundering laws, the Limited Partner represents that none of the Capital Contributions to be made by the Limited Partner to the Partnership will be derived from or related to any activity that is deemed criminal under United States laws, rules or regulations. The Limited Partner understands and agrees that the Partnership may undertake any actions that the Partnership deems necessary or appropriate to ensure compliance with applicable laws, rules and regulations, including, without limitation, redeeming the Limited Partner's investment in the Partnership in the event that the foregoing representation by the Limited Partner is incorrect or in the event that, for any other reason, the Limited Partner's investment in the Partnership violates any law, rule or regulation. The Limited

Partner also understands and agrees that the Partnership may release confidential information about the Limited Partner and, if applicable, any underlying beneficial owners of the Limited Partner, to law enforcement agencies to the extent necessary to ensure compliance with all applicable laws, rules and regulations, provided that the General Partner, will to the extent consistent with the applicable laws in question, notify the Limited Partner prior to such release of confidential information with reasonably sufficient time so that the Limited Partner may take such action as it deems appropriate to control or limit dissemination of confidential information about such Limited Partner. The Limited Partner agrees that upon demand, it will (a) disclose to the Partnership in writing such information with respect to direct and indirect ownership of the Interest and the source of funds of the Limited Partner as the Partnership deems necessary to comply with (i) provisions of the Code applicable to the Partnership, (ii) statutory and other generally accepted principles relating to anti-money laundering and anti-terrorist groups (including any requirements imposed under the USA Patriot Act of 2001, as the same may be amended from time to time, and the rules and regulations promulgated thereunder) or (iii) the requirements of any other appropriate domestic or foreign authority and (b) promptly furnish such further information, and execute and deliver such documents, as reasonably may be required in the determination of the Partnership to comply with, or to confirm compliance with, any applicable laws or regulations or other obligations of the Limited Partner or the Partnership including, without limitation, a certificate in the form of Exhibit D attached hereto.

3.7   Acknowledgment of Potential Conflicts. The Limited Partner agrees that by acquiring an Interest in the Partnership, it will be deemed to have acknowledged the existence of the actual and potential conflicts of interest: (i) identified herein, by nature of the affiliation between the General Partner, Parkway and their respective Affiliates that will be engaged from time to time to provide certain management and other services with respect to one or more of the Investments and (ii) arising from the fact that (x) one or more Persons serve as an employee, officer or director of both Parkway (and/or its Affiliates) and Five Arrows Realty Securities, L.L.C. ("Five Arrows"), (y) PERS Holding's and its parent entity, OPERS, currently, either individually or collectively, holds an equity interest in Five Arrows (and/or its Affiliates), and (z) Five Arrows (and/or its Affiliates) currently holds an equity interest in Parkway (and/or its Affiliates); the Limited Partner agrees that by acquiring an Interest in the Partnership, it will be deemed to have waived any claim the Limited Partner or any Person claiming through it may have with respect to the existence of any such conflict of interest.

ARTICLE IV

CAPITAL COMMITMENTS; CONTRIBUTIONS

4.1   Capital Commitments. Each Limited Partner has agreed to make Capital Contributions in the aggregate amount set forth on Exhibit A hereto as such Partner's "Capital Commitment" in whole or, from time to time, in part and at such times as the General Partner shall specify as provided herein. Each Limited Partner agrees that (a) the Capital Commitment specified in Exhibit A hereof shall constitute its entire Capital Commitment and (b) it will make all Capital Contributions required by this Agreement when the same shall become due and payable.

4.2   Capital Contributions; Capital Calls. (a) Payments made by a Partner to the Partnership with respect to such Partner's Capital Commitment (such Partner's "Capital Contributions") shall be made in United States Dollars by wire transfer of immediately available funds to an account or accounts of the Partnership specified by the General Partner to the Limited Partners. Notwithstanding any other provision of this Agreement to the contrary, except as otherwise required by the Act or other applicable law, in no event shall any Limited Partner be required to make aggregate Capital Contributions in excess of such Limited Partner's Capital Commitment.

(b)   From time to time as determined by the General Partner in its sole discretion, the General Partner shall deliver written notices (each, a "Capital Call Notice") to the Limited Partners, each of which shall call for a Capital Contribution from each Partner (a "Capital Call") equal to such Partner's *pro rata* share (based upon such Partner's Capital Commitment in relation to the aggregate Capital Commitments of all the Partners) of the amount determined by the General Partner to be appropriate for the Partnership to: (i) make Investments; (ii) fund its working capital needs, including, without limitation, capital for the purpose of tenant improvements and leasing commissions; (iii) pay Operating Expenses and Organizational Expenses and the Asset Management Fees and property level fees to the General Partner or its Affiliate as set forth in Exhibit B hereto; (iv) establish Reserves; and (v) repay any Indebtedness of the Partnership (regardless of when incurred); provided that following the Investment Period the Partnership shall not make any Capital Call other than to fund Committed Investments and Follow-on Investments, to pay Operating Expenses and Asset Management Fees to the General Partner set forth in Exhibit B hereto, to fund its working capital needs, including, without limitation, capital for the purpose of tenant improvements and leasing commissions, or to pay off the outstanding balances of any Indebtedness. General Partner shall use its best efforts to have Capital Calls equal to each Partner's Capital Commitment within three (3) years of the date hereof.

(c)   Each Capital Call Notice shall include a schedule setting forth, for each Partner, such Partner's Capital Commitment, the aggregate amount of Capital Contributions payable by such Partner pursuant to such Capital Call Notice and the aggregate amount of Capital Contributions made to date by such Partner. Each Partner shall be required to make such Partner's Capital Contributions in the amount stated in a Capital Call Notice on the date specified in the Capital Call Notice, which date shall not be earlier than five (5) Business Days after the date such Capital Call Notice was delivered to the Limited Partners.

4.2   Utilization of Leverage. (a) The Partnership and any Investment Vehicle may incur Indebtedness as deemed appropriate by the General Partner; provided that neither the Partnership nor any Investment Vehicle may incur any Indebtedness if, immediately after giving effect to the incurrence of such Indebtedness, (i) the aggregate amount of outstanding Indebtedness of the Partnership and the Investment Vehicles exceeds 60% of the aggregate fair market value of all of the Partnership's assets, as reasonably determined by the General Partner at the time that the Partnership or any such Investment Vehicle incurs such Indebtedness, and (ii) the aggregate amount of outstanding Indebtedness on any single Investment may not exceed 75% of the fair market value of such Investment, as determined by the General Partner as of the date of incurrence of such Indebtedness. Provided, however, the General Partner shall have the right to allow the aggregate amount of outstanding Indebtedness of the Partnership and the Investment

Vehicles to exceed 60% but not 65% of the aggregate fair market value of all of the Partnership's assets, as reasonably determined by the General Partner, for a limited period of time not to exceed 365 days for the purpose of funding tenant improvements associated with a major new lease, lease renewal or expansion. In the event that the amount of outstanding Indebtedness of the Partnership and the Investment Vehicles exceeds 65% of the aggregate fair market value of all of the Partnership's assets or will exceed 60% for a period greater than 365 days, then General Partner shall give written notice to PERS Holding and, within 10 days after receipt of notice, PERS Holding shall elect whether to approve the additional Indebtedness of the Partnership or to require General Partner to make a Capital Call in an aggregate amount enough to bring the Partnership in compliance with the leverage limitations set forth herein. In the event that PERS Holding fails to make an election within such 10 day period, it shall be deemed to have elected to require General Partner to make a Capital Call.

(b)   Except to the extent of a Partner's Capital Commitments, no Indebtedness shall be the personal liability of any Partner, and in no event shall there be recourse to a Partner's Capital Commitment for liability to a lender for so-called "bad boy" acts of a borrower, as such term may be defined by lenders to the Partnership or Investment Vehicle.

4.4   Intentionally Deleted.

4.5   Remedies upon a Capital Default. Upon any failure by one or more Partners (each, a "Defaulting Partner") to pay in full when due any Capital Contribution (a "Capital Default"), the Partnership, in the sole discretion of the General Partner, shall immediately have the right to declare that interest shall accrue on the outstanding unpaid balance of such requested Capital Contribution, from and including the date such payment was due until the earlier of the date of payment to the Partnership or the election by the Partnership to pursue the other remedies set forth in this Section 4.5, at a rate equal to the lesser of the rate of ten percent (10%) per annum over the Prime Rate and the maximum rate permitted by applicable law (the "Default Rate"). For purposes of this Agreement, a Capital Default by Parkway shall also constitute a "for Cause" default by General Partner. In the event of a Capital Default, the Partnership, in the sole discretion of the General Partner, shall have the right to take one or more of the following actions with regard to the Defaulting Partner: (a) continue to charge interest at the Default Rate on the outstanding unpaid balance of such requested Capital Contribution until the date of payment to the Partnership, (b) cause any distributions otherwise payable to the Defaulting Partner under this Agreement to be set off or withheld from such Defaulting Partner in accordance with Section 4.6 hereof, (c) suspend all voting rights, rights to distributions and, to the fullest extent permitted by law, other rights provided to the Defaulting Partner under the Act and this Agreement, (d) in the event that a Defaulting Partner has made less than fifty percent (50%) of its Capital Commitment or such Capital Contribution occurs after the third (3rd) anniversary hereof, offer the unfunded portion of the Interest for sale to the other Partner at such price and on such terms determined by the Partnership in accordance with the provisions of Article 13 hereof and, subject to compliance with the Transfer provisions of this Agreement, and/or (e) with respect to any portion of the Defaulting Partner's Interest not purchased by the other Partner in accordance with clause (d) above, cause a portion or all of such remaining Interest to be sold to third parties at such price and on such terms as may be determined by the Partnership in accordance with the provisions of Article 13 hereof. The proceeds from the sale of a Defaulting Partner's Interest under clauses (d) and (e) above shall be used to fund the

Capital Contribution requested from the Defaulting Partner and/or set off or withheld from such Defaulting Partner in accordance with Section 4.6 hereof and any excess amounts returned to the Defaulting Partner. A Defaulting Partner shall remain liable for the payment of Capital Contributions as the same are called under this Section 4.5 except to the extent that such Capital Contribution is required after the third (3rd) anniversary hereof and the Partnership may exercise the remedies set forth above for every subsequent Capital Default by the Defaulting Partner. Notwithstanding any other provision in this Agreement, upon a Capital Default by one or more Partners, the non-defaulting Partner(s) may, in its sole discretion, terminate the Investment Period and, immediately upon such termination, neither the General Partner nor any of its principals or Affiliates shall have any further duties or obligations under Article XIV of this Agreement. The rights and remedies referred to in this Section shall be in addition to, and not in limitation of, any other rights available to the Partnership under this Agreement, or at law or in equity. The Partnership may proceed to collect from any Defaulting Partner any amount due from such Defaulting Partner as and when due, as well as all costs and expenses of collection incurred by the Partnership (including reasonable fees and disbursements of counsel).

4.6   Set-off and Withholding of Certain Amounts. Notwithstanding anything to the contrary contained in this Agreement, the Partnership may, in the General Partner's discretion, set-off against or withhold from any distribution to any Partner pursuant to this Agreement any amounts due from such Partner to the Partnership pursuant to this Agreement, to the extent not otherwise paid. Any amounts so set-off or withheld pursuant to this Section shall be applied by the Partnership to discharge the obligation in respect of which such amounts were withheld. All amounts set-off or withheld pursuant to this Section 4.6 with respect to any Partner shall be treated as amounts distributed to such Partner by the Partnership and paid to the Partnership by such Partner for all purposes under this Agreement. The Partnership shall give written notice of any such set-off or withholding to each Partner subject thereto within five (5) Business Days after such set-off or withholding.

4.7   No Right to Redemption of Interests or Return of Capital Contributions. No Partner shall have the right to withdraw from the Partnership or require that the Partnership redeem all or any portion of such Partner's Interest. No Partner shall have a right to receive a return of its Capital Contributions or a dividend in respect of such Partner's Interest from any specific assets of the Partnership. Each Partner waives any right which it may have to cause a partition of all or any part of the Partnership's assets.

4.8   Uncertificated Interests. Interests shall be recorded in book-entry form and no Partner shall have the right to demand that the Partnership produce and/or deliver certificates representing such Interests. Without limiting the foregoing, the General Partner may produce and deliver certificates representing Interests if the General Partner, in its sole and absolute discretion, determines that such production and delivery would be in the best interests of the Partnership.

4.9   Limitation on Liability of Limited Partners. Except as otherwise required by this Agreement, the Act or other applicable law, the liability of each Limited Partner, in its capacity as such, shall be limited to the aggregate amount of such Limited Partner's Capital Commitment. Each Limited Partner, to the fullest extent permitted by applicable law, shall not have any fiduciary or other duty to the Partnership or any other Partner, other than the duty to act in accordance with the contractual covenant of good faith and fair dealing.

4.10   Interest. No Partner shall receive any interest on its Capital Contributions.

4.11   Negative Capital Accounts. At no time during the term of the Partnership or upon dissolution and liquidation thereof shall a Limited Partner with a negative balance in his Capital Account have any obligation to the Partnership or the other Partners to eliminate or restore such negative balance.

ARTICLE V

ALLOCATIONS OF PROFITS AND LOSSES

5.1   Allocation of Profits. After giving effect to the Regulatory Allocations set forth in Section 5.3 of this Agreement, Profits for any fiscal year or other period of the Partnership shall be credited to the Capital Accounts of the Partners in the following order of priority:

(a)   First, to the Partners in an amount sufficient to reverse the cumulative amount of any Losses allocated to the Partners in all prior fiscal years, first pursuant to the proviso after Section 5.2(c) of this Agreement, and second pursuant to Section 5.2(c) of this Agreement, allocated to each Partner in the order and in proportion to the allocation of such Losses to such Partners;

(b)   Second, to the Partners, until the cumulative amount allocated pursuant to this Section 5.1(b) for the current and all prior fiscal years is equal to their cumulative Preferred Return, allocated to each Partner pro rata in proportion to their respective Percentage Interest, plus the cumulative amount of any Losses allocated to them pursuant to Section 5.2(b) of this Agreement in all prior fiscal years (which Losses reverse Profits allocated under this Section 5.1(b)) allocated to each Partner pro rata in proportion to the allocation of such Losses to such Partners;

(c)   Thereafter, (i) eighty percent (80%) pro rata to the Partners in proportion to their respective Percentage Interests and (ii) twenty percent (20%) to the General Partner.

5.2   Allocation of Losses. After giving effect to the Regulatory Allocations set forth in Section 5.3 of this Agreement, Losses for any fiscal year or other period will be charged to the Capital Accounts of the Partners in the following order of priority:

(a)   First, (i) eighty percent (80%) to the Partners and (ii) twenty percent (20%) to the General Partner to reverse the cumulative amount of any Profits allocated under Section 5.1(c) of this Agreement in all prior fiscal years allocated to each Partner in proportion to the allocation of such Profits to such Partners;

(b)   Second, to the Partners until the cumulative amount allocated pursuant to this Section 5.2(b) for the current and all prior fiscal years is equal to the cumulative amount of any Profits allocated to them under Section 5.1(b) of this Agreement in all prior fiscal years, allocated to each Partner pro rata in proportion to the allocation of such Profits to such Partners; and

(c)　　Third, one hundred percent (100%) pro rata to the Partners in proportion to their respective Percentage Interests;

provided, however, that Losses will not be allocated to any Partner if such Losses would result in or increase an Adjusted Capital Account Deficit with respect to such Partner, and any Losses that cannot be allocated to any Partner as a result of this proviso shall be allocated first to the Capital Accounts of the other Partners in proportion to the amounts allocable without causing or increasing an Adjusted Capital Account Deficit and then one hundred percent (100%) to the General Partner.

5.3　　Regulatory Allocations. The following special allocations shall be made in the following order:

(a)　　Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(f) of the Regulations, in the event there is a net decrease in Partnership Minimum Gain during a Partnership taxable year, each Partner shall be allocated (before any other allocation is made pursuant to Section 5.2 of this Agreement) items of income and gain for such year (and, if necessary, for subsequent years) equal to that Partner's share of the net decrease in Partnership Minimum Gain.

(i)　　The determination of a Partner's share of the net decrease in Partnership Minimum Gain shall be determined in accordance with the Regulation Section 1.704-2(g).

(ii)　　The items to be specially allocated to the Partners in accordance with this Section 5.3(a) shall be determined in accordance with Regulation Section 1.704-2(f)(6).

(iii)　　This Section 5.3(a) is intended to comply with the Partnership Minimum Gain chargeback requirement set forth in Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(b)　　Partner Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(i)(4) of the Regulations, in the event there is a net decrease in Partner Nonrecourse Debt Minimum Gain during a Partnership taxable year, each Partner who has a share of that Partner Nonrecourse Debt Minimum Gain as of the beginning of the year, to the extent required by Regulation Section 1.704-2(i)(4) shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) equal to the Partner's share of the net decrease in Partner Nonrecourse Debt Minimum Gain. Allocations pursuant to this Section 5.3(b) shall be made in accordance with the Regulation Section 1.704-2(i)(4). This Section 5.3(b) is intended to comply with the requirement set forth in Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)　　Qualified Income Offset Allocation.　In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Regulation

Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6) which would cause such Partner to have an Adjusted Capital Account Deficit, items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate such Adjusted Capital Account Deficit as quickly as possible. This Section 5.3(c) is intended to constitute a "qualified income offset" in satisfaction of the alternate test for economic effect set forth in Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d)   Gross Income Allocation. In the event any Partner has an Adjusted Capital Account Deficit at the end of any Partnership fiscal year, each such Partner shall be specially allocated items of Partnership income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 5.3(d) shall be made only if and to the extent that such Partner would have an Adjusted Capital Account Deficit after all other allocations provided for in Section 5.3 of this Agreement have been made, except assuming that Section 5.3(c) and this Section 5.3(d) were not contained in this Agreement.

(e)   Allocation of Nonrecourse Deduction. Nonrecourse Deductions (within the meaning of Section 1.704-2(b)(1) of the Regulations) shall be allocated to the Partners in accordance with and on the same basis as the allocation of Profits and Losses, as the case may be.

(f)   Allocation of Partner Nonrecourse Deductions. Partner Nonrecourse Deductions (within the meaning of Section 1.704-2(i) of the Regulations) shall be specially allocated to the Partner who bears the economic risk of loss with respect to the Partner Nonrecourse Debt (within the meaning of Section 1.704-2(b)(4) of the Regulations) to which such Partner Nonrecourse Deductions are attributable in accordance with Section 1.704-2(i)(1) of the Regulations.

(g)   Regulatory Allocations. The allocations set forth in Section 5.3 of this Agreement (the "Regulatory Allocations") are intended to comply with certain requirements of Regulations Sections 1.704-1(b) and 1.704-2. Notwithstanding any other provisions of this Section 5.3 (other than the Regulatory Allocations and Section 5.3(k) hereof), the Regulatory Allocations shall be taken into account in allocating subsequent Profits, Losses and items of income, gain, loss and deduction among the Partners so that, to the extent possible, the net amount of such allocations of subsequent Profits, Losses and other items and the Regulatory Allocations to each Partner shall be equal to the net amount that would have been allocated to each such Partner pursuant to the provisions of this Article V if the Regulatory Allocations had not occurred. For purposes of applying the foregoing sentence, allocations pursuant to this Section 5.3(g) shall be made only to the extent the General Partner reasonably determines that if such allocations were not made the allocations would otherwise be inconsistent with the economic agreement among the Partners.

(h)   Tax Allocations. Allocations for tax purposes shall be made in accordance with allocations to Capital Accounts, with adjustment as necessary in order to comply with Section 704(c) of the Code and the Regulations. Any elections or decisions relating thereto (including the selection of the traditional, traditional with curative, or remedial allocation method under Regulation Section 1.704-3) shall be made by the General Partner in its sole discretion. Any deductions, income, gain or loss specially allocated pursuant to this subsection 5.3(h) shall not be taken into account for purposes of determining Profits or Losses or for purposes of adjusting a Partner's Capital Account.

(i)   <u>Varying Interests</u>. If a Partner sells or exchanges its Interest or otherwise is admitted as a substituted Limited Partner, Profits and Losses shall be allocated between the transferor and the transferee by taking into account their varying Interests during the Partnership Year in accordance with Code Section 706(d), using the interim closing of the books method or the daily proration method, as determined by the General Partner in its sole discretion.

(j)   <u>Tax Credits</u>. Tax credits and tax credit recapture shall be allocated among the Partners pursuant to Section 1.704-1(b)(4)(ii) of the Regulations.

(k)   <u>Fractions Rule</u>. The provisions of this Agreement are intended to comply with the "fractions rule," as defined in Section 514(c)(9)(E) of the Code and the Regulations thereunder and shall be limited thereby and interpreted consistently therewith.

5.4   <u>Example</u>. An example of the allocations provided for in this Article V is set forth on Schedule 5.4 attached hereto and incorporated herein by reference.

ARTICLE VI

DISTRIBUTIONS

6.1   <u>Distributions</u>. (a) Net Distributable Cash shall be distributed to the Partners in accordance with the provisions of this Section 6.1; <u>provided</u>, <u>however</u>, that the Partnership may, in the sole discretion of the General Partner, (i) reinvest the portion of any Net Distributable Cash which represents the return of a Partner's Invested Capital in any Investment ("<u>Returned Capital</u>") in Investments during the Investment Period, or in Follow-on Investments and Committed Investments thereafter, or (ii) distribute Returned Capital to the Partners. If there is a change in the Percentage Interests of any of the Partners during any period in which Net Distributable Cash has been received by the Partnership, distributions shall be made to the Partners in a manner reasonably determined by the General Partner which takes into account the varying Percentage Interests of the Partners during such period, as determined by the General Partner in its sole discretion.

(b)   Distributions of Net Distributable Cash shall be made at such times as determined by the General Partner in its reasonable discretion not less than quarterly; distributions of Net Distributable Cash shall be made to the Partners with respect to each Investment in the following manner:

(i)   <u>First</u>, 100% to the Partners, *pro rata* based upon their respective Percentage Interests, until each Partner has received an amount equal to the Preferred Rate on such Partner's ADOCAB (the "<u>Preferred Return</u>"), which Preferred Return shall be calculated from the date(s) that such Partner made such Capital Contributions; and

(ii)   <u>Second</u>, 100% to the Partners, *pro rata* based upon their respective Percentage Interests, until each Partner has received an amount equal to such Partner's unreturned Contribution Account Balance; and

(iiI)   Third, 100% of any remaining amounts will be allocated (A) 80% to the Partners, *pro rata* based upon their respective Percentage Interests, and (B) 20% to the General Partner.

(c)   Pending distribution, funds held by the Partnership which are required to be distributed pursuant to this Section 6.1 shall be invested in Interim Investments, to the extent practicable, at the sole discretion of the General Partner.

(d)   Any receipts or other revenues of the Partnership (excluding Capital Contributions) not included in Net Distributable Cash, including, without limitation, the net revenues from Interim Investments, may be applied by the General Partner to pay or reserve for the payment of Asset Management Fees, property management, leasing management and construction management fees as set forth in Exhibit B hereto, Operating Expenses, Organizational Expenses and Indebtedness, to establish Reserves, or be distributed in accordance with the provisions of Section 6.1(b) hereof, in each case, in the discretion of the General Partner.

(e)   Notwithstanding any other provision of this Agreement, the General Partner will use best efforts to ensure that all distributions made under this Partnership Agreement are in cash rather than in-kind. However, the General Partner is not required to dispose of assets in a commercially unreasonable manner in order to make cash distributions to the Partners. In connection with the distribution of any in-kind assets, the General Partner will provide at least thirty (30) days notice of any in-kind distribution.

(f)   Notwithstanding any provision of this Agreement to the contrary, neither the Partnership, nor the General Partner on behalf of the Partnership, shall make any distribution to any Partner if such distribution would violate the Act or other applicable law.

6.2   Amounts Withheld. The Partners shall be required, upon request by the Partnership, to fund their share of any applicable withholding taxes with respect to the Partnership, provided, however, that PERS Holding shall be given reasonably sufficient notice and time in which to assert its tax-exempt status to the Internal Revenue Service, the appropriate authority of any such state, or other applicable government agency. Should the Partnership be required pursuant to the Code, the laws of any state, or any other provision of law, to withhold any amount from amounts otherwise distributable to any Partner, the Partnership shall withhold the amounts as shall be required by law and any amounts so withheld shall be deemed to have been distributed to such Partner under this Agreement. If any sums are withheld pursuant to this provision, the Partnership shall remit the sums so withheld to, and file the required forms with, the Internal Revenue Service and the appropriate authority of any such state or other applicable government agency. In the event of any claimed over-withholding, a Partner shall be limited to an action against the Internal Revenue Service, the appropriate authority of any such state, or other applicable government agency for refund and each Partner hereby waives any claim or right of action against the Partnership on account of such withholding. Furthermore, if the amounts required to be withheld exceed the amounts which would otherwise have been distributed to such Partner, such Partner shall contribute any deficiency to the Partnership within ten (10) days after notice from the General Partner. If such deficiency is not contributed within such time, any non-contributed amounts shall be considered a demand loan from the Partnership to such Partner, with interest at a rate equal to the lesser of (a) the Prime Rate plus 5% (but in no event less than 10%) and (b) the highest rate permitted by law, which interest shall be treated as an item of Partnership income allocated only to the non-defaulting Partners, until discharged by such Partner by repayment. Such demand loan shall be repaid, without prejudice to other remedies at law or in equity that the Partnership may have, out of distributions to which the debtor Partner would otherwise subsequently be entitled under this Agreement.

      6.3   Example. An example of the distributions provided for in this Article VI is set forth on Schedule 6.3 attached hereto and incorporated herein by reference.

ARTICLE VII

MANAGEMENT

      7.1   Management; Authority of the General Partner.

      (a)   The management, operation and control of the Partnership and its business and the formulation of its investment policy, including, without limitation, the day-to-day responsibility for acquiring, operating, financing and managing the Investments, shall be vested exclusively in the General Partner, subject to the terms and provisions of this Agreement. The General Partner will make investments of the Partnership in accordance with the Investment Guidelines attached hereto as Schedule 1. Any investment that is not in compliance with Schedule 1 shall require the written consent of all of the Partners pursuant to Section 7.5(e). The General Partner shall, in its sole discretion, exercise all powers necessary and convenient for the purposes of the Partnership and all of the power conferred by the Act on the general partner of a limited partnership, including the power to conduct the Partnership's business as described in Section 1.4 hereof and the power to delegate to one or more Persons the power to perform any of the acts described above, but subject to the limitations and restrictions expressly set forth herein. The General Partner shall take such commercially reasonable actions as may be necessary on its part to ensure that the Partnership is and continues throughout its term to be classified as a partnership (but not a publicly-traded partnership) for federal income tax purposes.

      (b)   Subject to the limitations and restrictions expressly set forth herein, the General Partner shall perform or cause to be performed all management and operational functions relating to the day-to-day business of the Partnership. Without limiting the generality of the foregoing, the General Partner is authorized on behalf of the Partnership to cause the Partnership, to the extent of available Partnership assets, to do the following (either directly or through the use of an Investment Vehicle):

      (i)   acquire, originate, hold, finance, manage and dispose of Investments (or any underlying assets);

      (ii)   pay, in accordance with the provisions of this Agreement, all expenses, debts and obligations of the Partnership to the extent that funds of the Partnership are available therefor;

(iii)   make Interim Investments (which may be made through an agent) of cash reserves and other liquid assets of the Partnership prior to their use for Partnership purposes or distribution to the Partners;

(iv)   bring, compromise, settle and defend actions at law or in equity;

(v)   engage in any kind of activity and perform and carry out contracts of any kind necessary to, or in connection with, the accomplishment of the purposes of the Partnership;

(vi)   enter into agreements and contracts with third parties in furtherance of the Partnership's business, including all documents and agreements as may be required in connection with the acquisition or disposition of Investments;

(vii)   maintain, at the expense of the Partnership, adequate records and accounts of all operations and expenditures;

(viii)   purchase, at the expense of the Partnership, liability, casualty, fire and other insurance and bonds to protect the Partnership's assets and business;

(ix)   purchase, at the expense of the Partnership, director and officer liability insurance to protect the General Partner and its officers and employees;

(x)   open accounts and deposit, maintain and withdraw funds in the name of the Partnership in any bank, savings and loan association, brokerage firm or other financial institution;

(xi)   establish reasonable Reserves for contingencies and for any other proper Partnership purpose;

(xii)   retain, and dismiss from retainer, any and all Persons (including Affiliates of the General Partner) to provide legal, accounting, engineering, brokerage, consulting, appraisal, investment advisory, property management, leasing and construction services to the Partnership or any Investment Vehicle, or such other agents as the General Partner deems necessary or desirable for the management and operation of the Partnership and the Investments consistent with the policies and procedures attached hereto as Exhibit E and incorporated herein by reference, which Exhibit E shall not be amended or altered without the unanimous written consent of the Partners, which shall not be unreasonably withheld, conditioned or delayed;

(viii)   incur and pay all reasonable expenses and obligations incident to the operation and management of the Partnership, including, without limitation, the services referred to in paragraph (xii) hereof, taxes, interest, travel, rent, insurance and supplies;

(xiv)   distribute funds to the Partners by way of cash or otherwise, all in accordance with the provisions of this Agreement;

(xv)   prepare and cause to be prepared reports, statements and other relevant information for distribution to Partners in accordance with the Reporting Requirements set forth in Exhibit F attached hereto and incorporated herein by reference, which Exhibit F shall not be amended or altered without the unanimous written consent of the Partners, which shall not be unreasonably withheld, conditioned or delayed;

(xvi)   prepare and file all necessary returns, reports and statements and pay all taxes, assessments and other impositions relating to the assets or operations of the Partnership;

(xvii)   effect a dissolution of the Partnership as provided herein;

(xviii)   organize and maintain Investment Vehicles and take all necessary actions to maintain the legal and tax status of such entities;

(xix)   act for and on behalf of the Partnership in all matters incidental to the foregoing;

(xx)   authorize any partner, officer or other Affiliate of the General Partner to act for and on behalf of the Partnership in all matters incidental to the foregoing;

(xxi)   cause such acts and things to be done in or about the Investments as shall be necessary (as determined in a commercially reasonable manner) to comply with all applicable laws, ordinances or regulations, and use its best efforts to remedy any violation of such laws, ordinances, order and regulations;

(xxii)   cause the Investments to be maintained in proper condition, including interior and exterior cleaning, and cause repairs and alterations thereof, including (but not limited to) heating, air-conditioning, ventilating, elevators, plumbing, electrical, carpentry and decorating; and in connection therewith make expenditures in the ordinary course of business of operating, managing and maintaining the Investments, including any such expenditures for the following: (a) emergency repairs involving danger to life or property or immediately necessary for the preservation and safety of the Investments or for the safety of the tenants or required to avoid the suspension of essential services to the Investments; or (b) expenditures (if any) permitted to be made by a property manager under any existing property management agreement relating to any of the Investments;

(xxiii)   cause or provide for tenants to be billed for basic rent, additional rent, utilities and other charges authorized by leases related to the Investments, use all reasonable efforts to collect such rent and other charges from such tenants, and in the event of default by a tenant in the performance of its obligations under a lease, (a) refer to a collection agency any amounts due from a tenant for collection, (b) retain an attorney at the expense of the Partnership to institute action to collect such amounts due or otherwise to enforce the obligations of the tenant under the lease, and/or (c) terminate the occupancy of the tenant by appropriate notice and by legal action, if required;

(xxiv)   take any and all such action as may be required in connection with the performance by the Partnership or any Investment Vehicle of its obligations under any mortgage, lease or other agreement related to any Investment; and

(xxv)   cause to be obtained, verified and paid, bills for real estate and personal property taxes, use and occupancy taxes, assessments and other governmental charges relating to the Partnership assets and Investments.

By executing this Agreement, each Limited Partner shall be deemed to have consented to any exercise by the General Partner of any of the foregoing powers or other powers of the General Partner contained in this Agreement.

(c)   Any person dealing with the Partnership or the General Partner may rely upon a certificate signed by the General Partner as to:

(i)   the identity of the General Partner or any Limited Partner hereof;

(ii)   he existence or non-existence of any fact or facts which constitute a condition precedent to acts by a General Partner or in any other manner germane to the affairs of the Partnership;

(iii)   the Persons who are authorized to execute and deliver any instrument or document of or on behalf of the Partnership; or

(iv)   any act or failure to act by the Partnership or as to any other matter whatsoever involving the Partnership or any Partner.

7.2   Standard of Care. The General Partner shall discharge its duties hereunder in (a) good faith with the care, skill, prudence and diligence as are required of a general partner under the Act (b) in accordance with Sections 145.112 and 145.113 of Ohio Revised Code Chapter 145; and (c) in material compliance with all of OPERS' existing policies and procedures, as required by this Agreement and which are set forth in Exhibits C, E, F and H hereto, provided that such Exhibits C, E and H shall not be amended or altered without the unanimous written consent of the Partners, which shall not be unreasonably withheld, conditioned or delayed.

7.3   Investment Company Act. The General Partner shall use its best efforts to operate the Partnership so as to prevent the Partnership from being classified as an "investment company" for purposes of the Investment Company Act. The Partnership may take any action that the General Partner determines to be necessary or desirable to prevent the Partnership from being classified as an "investment company" for purposes of the Investment Company Act including, without limitation, making structural, operating or other changes in the Partnership or any of its assets, selling or otherwise disposing of any Investment, requiring any Partner to Transfer all or a portion of such Partner's Interest, amending this Agreement or terminating the Partnership.

7.4   UBTI. The General Partner shall not enter into any transaction as a result of which a Partners will realize "unrelated business taxable income" (within the meaning of

Section 512 of the Code) ("UBTI") unless the existence of such UBTI was disclosed in writing and approved by the Partners. Notwithstanding the foregoing, the Partners acknowledge that the Partnership may acquire Investments which contain a directly owned parking garage which produces UBTI, in which event General Partner shall use its best efforts to restructure the ownership of the parking garage to eliminate any UBTI as quickly as commercially reasonable.

7.5 <u>Restrictions on the Partnership</u>. Notwithstanding anything to the contrary contained in this Agreement, without the consent of all the Partners, the Partnership shall not:

(a) do any act in contravention of this Agreement or receive any rebate or give-up or participate in any reciprocal business arrangements which circumvent the provisions hereof;

(b) commingle the funds of the Partnership with those of any other Person;

(c) issue Interests or any other equity interests in the Partnership except in accordance with the express terms of this Agreement;

(d) knowingly commit any act that would subject any Partner to liability in its capacity as a Partner in any jurisdiction in which the Partnership transacts business;

(e) make any investment which is not an Investment or in compliance with Schedule 1;

(f) knowingly enter into any transaction with any Person where such transaction would violate Sections 145.112 or 145.113 of the Ohio Revised Code Chapter 145 (it being understood that OPERS shall promptly provide to the General Partner copies of an Ohio statute, rule or regulation that amends, affects or otherwise changes the meaning of any part of the above referenced sections of Ohio Revised Code Chapter 145);

(g) admit any additional Partners (either general or limited) to the Partnership other than Parkway and PERS Holding; or

(h) increase the aggregate Capital Commitments to the Partnership in excess of Two Hundred Million Dollars ($200,000,000).

7.6 <u>Participation by Limited Partners</u>. Except as otherwise expressly provided herein, no Limited Partner, in its capacity as a Limited Partner, shall participate in the management of the business and affairs of the Partnership. No Limited Partner, in its capacity as a Limited Partner, shall have any right or power to sign for or to bind the Partnership in any manner or for any purpose whatsoever, or have any rights or powers with respect to the Partnership except those expressly granted to such Limited Partner by the terms of this Agreement or those conferred upon such Limited Partner by law, and no prior consent or approval of the Limited Partners shall be required in respect of any act or transaction to be taken by the General Partner on behalf of the Partnership unless otherwise provided in this Agreement.

7.7 <u>Filing of Schedules, Reports, Etc</u>. Each Partner agrees to reasonably cooperate with the Partnership in the filing of any schedule, report, certificate or other instrument required to be filed by the Partnership under the laws of the United States, any state or political subdivision thereof or any foreign nation or political subdivision thereof. In connection therewith, each Partner agrees to reasonably provide the Partnership with all information required to complete such filings.

7.8 Business with Affiliates. Except for the Asset Management Fees, property management fees, leasing management fees and construction management fees set forth in Exhibit B hereto to be paid to the General Partner and/or its Affiliates in connection with the services described herein or in the Management, Leasing & Services Agreement substantially in the form attached hereto as Exhibit G, neither the General Partner nor any of its Affiliates shall charge or receive any fee or other compensation related to the acquisition, distribution, ownership, management, leasing, refurbishment, redevelopment or financing of assets held by the Partnership.

7.9 General Partner's Insurance. Throughout the term of this Agreement, the General Partner shall cause the Partnership to maintain or cause to be maintained in full force and effect the following insurance covering its activities and the activities of the General Partner on its behalf:

(a) errors and omissions/professional liability insurance with coverage limits of at least Five Million Dollars ($5,000,000); and

(b) crime coverage insurance with coverage limits of at least Ten Million Dollars ($10,000,000), unless a lower amount of coverage limits is approved by the Limited Partners, in their sole discretion.

Each policy for such insurance shall be issued by an insurance company with an A policyholder rating as listed at the time of issuance by A. M. Best Insurance Reports, shall name the Limited Partners as joint loss payees, and shall require three (3) days' prior written notice on modification or cancellation thereof be given to the Limited Partners. The General Partner shall furnish the Limited Partners with certificates of coverage and evidence of payment of premiums with respect to such policies within thirty (30) days of the execution of this Agreement and from time to time upon the reasonable written request by any of the Limited Partners. Notwithstanding any other provision in this Agreement to the contrary, the costs and expenses for the insurance coverage as outlined in this Section 7.9 shall be borne by the Partnership.

ARTICLE VIII

EXPENSES AND FEES

8.1 Asset Management Fee; General Partner Expenses. The Partnership shall pay Asset Management Fees as set forth in Exhibit B hereto to the General Partner in exchange for its asset management and advisory services to the Partnership. The Partnership shall pay (or reimburse the General Partner for) the Operating Expenses set forth in Section 8.2, provided that the General Partner shall bear the following ordinary day-to-day expenses incidental to the provision of its services: (i) all costs and expenses relating to office space, facilities, utility service, supplies and necessary administrative and clerical functions in connection with the General Partner's operations and (ii) subject to the provisions of Section 8.2 and Section 8.3, compensation of and provision of benefits to all employees of the General Partner who are engaged in the operation or management of its business.

8.2   Operating Expenses. (a) Without limiting the provisions of Section 8.1 above, the General Partner shall not bear or otherwise be charged with any third party costs or expenses of the Partnership's or any Investment Vehicle's activities and operations, all of which shall be borne by or otherwise charged to the Partnership or such Investment Vehicle as applicable to the Investment from which such cost and expenses are borne, including activities and operations prior to the date of this Agreement to source Investments for the Partnership, and including, without limitation: (i) all third party costs and expenses incurred in underwriting, originating, negotiating and structuring Investments, whether consummated or not consummated, and acquiring, financing, disposing of or otherwise dealing with Investments, including, without limitation, title insurance costs, any investment banking, engineering, appraisal, environmental, reasonable travel, reasonable legal and reasonable accounting expenses, any deposits and commitment fees and other fees and out-of-pocket costs related thereto, and the costs of rendering financial assistance to or arranging for financing for any assets or businesses constituting Investments or for working capital or other Partnership purposes; (ii) all third party costs and expenses, if any, incurred in monitoring Investments, including, without limitation, any engineering, environmental, third-party payment processing, reasonable travel, reasonable legal and reasonable accounting expenses and other fees and out-of-pocket costs related thereto; (iii) taxes related to the Partnership, any Investment Vehicle and the Investments, including, without limitation, transfer taxes, mortgage recording taxes and income taxes; (iv) costs related to litigation and threatened litigation involving the Partnership or Investment Vehicle; (v) reasonable expenses associated with third party accountants, attorneys and tax advisors with respect to the Partnership and its activities, including the preparation and auditing of financial reports and statements and other similar matters, and third party costs associated with the distribution of financial and other reports to the Partners and costs associated with Partnership meetings and any meetings of shareholders, partners, members or directors of any Investment Vehicle; (vi) brokerage commissions and other investment costs incurred by or on behalf of the Partnership and paid to third parties; (vii) all costs and expenses associated with obtaining and maintaining insurance for the Partnership and its assets and the insurance coverage required by Section 7.9; (viii) fees incurred in connection with the maintenance of bank or custodian accounts; (ix) all expenses incurred in connection with the registration of the Partnership's securities under applicable securities laws or regulations; and (x) all third party expenses of the Partnership that are not normally recurring operating expenses (all such expenses, collectively, the "Operating Expenses"). To the extent that any Operating Expenses are paid by the General Partner, such Operating Expenses shall be reimbursed by the Partnership.

(b)   Any fees or other revenues paid by third parties to the Partnership, the General Partner or any of their respective Affiliates with respect to the Partnership's operations or Investments, including break-up fees, will be for the benefit of the Partnership and may be applied by the General Partner to pay or reserve for payment of Partnership expenses, with any balance to be distributed in accordance with the Article VI hereof.

8.3   Organizational Expenses. The Partnership shall bear and be charged with all third party costs and expenses pertaining to the organization of the Partnership, including, without limitation, the costs associated with the formation of the Partnership, reasonable accounting expenses and the expenses of third party service providers (other than counsel, as described below) (collectively the "Organizational Expenses") up to, but not to exceed, Two Hundred Thousand Dollars ($200,000).   The General Partner shall be responsible for the payment of any fees payable to any placement agent in connection with the sale of the Interests and Organizational Expenses in excess of Two Hundred Thousand Dollars ($200,000). Notwithstanding any other provision herein to the contrary, Parkway, the General Partner and PERS Holding hereby agree to directly pay their own respective costs and expenses associated with all legal services in connection with the initial formation of and investment in the Partnership, and the Partnership will not bear such expenses.

8.4   Property, Leasing and Construction Management Fees.   The General Partner and/or one or more of its Affiliates will also be responsible for providing property management, leasing management, and construction management services with respect to some or all of the Investments acquired by the Partnership or any Investment Vehicle. Such services shall be provided pursuant to a Management, Leasing & Services Agreement substantially in the form of Exhibit G hereto.   In exchange for such services described in this Section 8.4, the Partnership shall pay to the General Partner or its Affiliate the property management, leasing management and construction management fees, applicable to such service, as set forth in Exhibit B hereto. The Partners hereby expressly acknowledge and agree that the provision of the services described in this Section 8.4 by the General Partner or its Affiliates shall be consistent with the OPERS Real Estate Investments Related Party Transactions Procedures attached hereto as part of Exhibit G and, insofar as they apply to the Partnership and the Partners, such procedures shall not be amended or altered without the unanimous written consent of the Partners, which shall not be unreasonably withheld, conditioned or delayed.   The Partners acknowledge that the provision of services outlined in this Section 8.4 shall not constitute a conflict of interest.

ARTICLE IX

INVESTMENTS

9.1   Investments. (a) The assets of the Partnership, to the extent at any time not required for the payment of expenses or otherwise not necessary for the conduct of the Partnership's business in accordance with this Agreement, shall be invested in such Investments as shall be determined by the General Partner, used to establish Reserves or invested in Interim Investments.

(b)   Subject to Section 9.1(c) hereof, the General Partner shall use its reasonable best efforts to ensure that the Partnership does not invest more than Eighty Million Dollars ($80,000,000) as the purchase price for a single Investment unless such Investment consists of multiple assets which are diverse (1) geographically among the Core Markets; (2) in their tenant mix; and (3) in the terms of turnover of then current leases. In the case of an Investment consisting of multiple assets, the General Partner shall use its reasonable best efforts to ensure that the Partnership does not invest more than a total of Two Hundred Million Dollars

($200,000,000) on a leveraged basis in any one Core Market unless the Limited Partners approve such multiple asset Investment.

(c)   The General Partner may, in its sole discretion, deliver to the Limited Partners a Capital Call Notice and the Limited Partners shall be required to make a Capital Contribution in an amount equal to the unleveraged purchase price of an Investment meeting the qualifications set forth in Section 9.1(b) above up to the amount of the Limited Partners' then unfunded aggregate Capital Commitments; provided that the General Partner shall be required, within 180 days from the date that the Limited Partners make such Capital Contributions, to secure fixed-rate non-recourse financing on such Investment in an amount that enables the General Partner to comply with the parameters set forth in Sections 4.3 and to ensure that the Partnership does not invest more than 20% of aggregate Capital Commitments in a single Investment and return that portion of the Limited Partners' Capital Contributions made in accordance with this Section 9.1(c). Such returned Capital Contributions shall thereafter for all purposes be deemed to be a portion of the Limited Partners' unfunded Capital Commitments and may be subject to future Capital Calls made in accordance with the terms of this Agreement including subsequent Capital Calls pursuant to this Section 9.1(c).

9.2   Investment Vehicles. The General Partner may cause the Partnership to acquire the Investments through corporations, limited liability companies, limited partnerships or other entities, organized in the United States of America, substantially all of the interests in which are, directly or indirectly, owned by the Partnership or in joint ventures and other co-ownership vehicles organized in the United States of America with third parties (any such entities through which the Partnership may own Investments, "Investment Vehicles").

All costs and expenses associated with the formation and maintenance of the Investment Vehicles will be borne by the Partnership.

9.3   Advisory Board. (a) On or immediately following the Closing Date, the General Partner shall establish an Advisory Board of the Partnership (the "Advisory Board") consisting of five (5) members. The members of the Advisory Board shall be three (3) representatives designated by PERS Holding and two (2) representatives designated by Parkway. The General Partner shall have the right to designate one non-voting member to the Advisory Board to act as the non-voting Chairman of the Advisory Board. None of the members of the Advisory Board shall receive any compensation (including reimbursement of out-of-pocket expenses) in connection with their position on the Advisory Board.

(d)   The Advisory Board shall meet with the General Partner at least twice annually and at such times as requested by the General Partner, in each case, at a time and place designated by the General Partner upon reasonable prior notice to the members of the Advisory Board. The quorum for a meeting of the Advisory Board shall be a majority of its members. All actions taken by the Advisory Board shall be by a vote of a majority of the members present at the meeting thereof. Meetings of the Advisory Board may be held in person, by telephone or other electronic device. Limited Partners may receive, upon written request to the General Partner, copies of all materials submitted to the Advisory Board for review and the minutes of all meetings of the Advisory Board.

(c)   The functions of the Advisory Board will be to: (i) recommend that Limited Partners approve or disapprove any investment which is not an Investment or in compliance with Schedule 1; (ii) review any material potential conflicts of interest between the General Partner and its Affiliates, on the one hand, and the Partnership or an Investment Vehicle, on the other which is not otherwise covered by procedures set forth on Exhibit E; (iii) recommend that Limited Partners approve or disapprove the addition of Partners or an increase in the aggregate Capital Commitments to the Partnership. The recommendations of the Advisory Board shall be advisory only and shall not obligate the General Partner, or any Limited Partner, to act in accordance therewith. The Advisory Board shall not perform any functions that, if performed by a Limited Partner, would constitute participation in the control of the business of the limited partnership for purposes of the Delaware Act.

(d)   Each member of the Advisory Board shall be deemed removed from the Advisory Board if the Limited Partner that such member represents either becomes a Defaulting Partner or assigns more than 25% of its Interest to any Person that is not an Affiliate of such Person.

ARTICLE X

EXCULPATION AND INDEMNIFICATION

10.1   Exculpation and Indemnification. (a) To the fullest extent permitted by applicable law, the General Partner and its partners, directors, officers, employees and other agents or the directors, officers, employees and agents of any Investment Vehicle (collectively, the "Covered Persons") shall not be liable to the Partnership, any Investment Vehicle or the Limited Partners for monetary damages for any losses, claims, damages or liabilities ("Damages") arising from any act or omission performed or omitted by such Covered Persons arising out of or in connection with this Agreement or the Partnership's business or affairs, except to the extent that any such Damages are primarily attributable to the breach of fiduciary duty, fraud, gross negligence or willful misconduct of such Covered Person.

(b)   (i)   The Partnership shall, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless each Covered Person against any Damages to which such Covered Person may become subject in connection with any matter arising out of or in connection with this Agreement or the Partnership's business or affairs, except to the extent that any such Damages are primarily attributable to such Covered Person's breach of fiduciary duty, fraud, gross negligence or willful misconduct. If a Covered Person becomes involved in any capacity in any action, proceeding or investigation in connection with any matter arising out of or in connection with this Agreement or the Partnership's business or affairs, the Partnership shall reimburse such Covered Person for its reasonable legal and other expenses (including the cost of any investigation and preparation) as they are incurred in connection therewith; provided that such Covered Person shall provide the Partnership with an undertaking to promptly repay to the Partnership the amount of any such reimbursed expenses paid to it if it shall ultimately be determined that such Covered Person was not entitled to be indemnified by the Partnership in connection with such action, proceeding or investigation. If for any reason (other than by reason of the exclusions from indemnification set forth above) the foregoing indemnification is unavailable to such Covered Person, or insufficient to hold it harmless, then the Partnership shall, to the fullest extent permitted by law, contribute to the amount paid or payable by such Covered Person as a result of such loss, claim, damage, liability or expense in such proportion as is appropriate to reflect the relative benefits received by the Partnership on the one hand and such Covered Person on the other hand or, if such allocation is not permitted by applicable law, to reflect not only the relative benefits referred to above but also any other relevant equitable considerations.

(ii)   The obligations of the Partnership under this Section 10.1 shall be satisfied solely out of Partnership assets, subject to the right of the Person acting as liquidating trustee of the Partnership to establish reserves for contingent obligations under this Section 10.1. The Partnership may purchase, at its expense, insurance to insure any Covered Person against a loss covered by indemnification hereunder.

(c)   No Limited Partner shall have any obligation to the Partnership or any other Partner to bring or join in any action against any Covered Person pursuant to Section 10.1(a) or (b) hereof. Nothing contained in this Section 10.1 shall be construed as any waiver of insurance claims or recoveries by the Partnership or any Covered Person.

(d)   Each Partner covenants for itself, its successors, assigns, heirs and personal representatives that such Person will, at any time prior to or after the dissolution of the Partnership, on demand, whether before or after such Person's withdrawal from the Partnership, pay to the Partnership or the General Partner any amount which the Partnership or the General Partner, as the case may be, pays in respect of taxes (including withholding taxes) imposed upon income of or distributions to such Partner, to the extent that such amounts have not been withheld from amounts otherwise distributable to such Partner.

(e)   The obligations of the Partnership under Section 10.1(b) shall (i) be in addition to any liability which the Partnership may otherwise have and (ii) inure to the benefit of the Covered Persons, and any successors, assigns, heirs and personal representatives of such Covered Persons.

10.2   Exclusive Jurisdiction. To the fullest extent permitted by applicable law, each of the Partners hereby agrees that any claim, action or proceeding by such Partner seeking any relief whatsoever against any Covered Person based on, arising out of, or in connection with this Agreement or the Partnership's business or affairs shall be brought only in Delaware State court or Federal court sitting in the City of Wilmington, Delaware and not in any other court.

ARTICLE XI

BOOKS AND RECORDS

11.1   Books and Accounts. Complete and accurate books and accounts shall be kept and maintained for the Partnership at the principal place of business of the Partnership, as determined by the General Partner. Each Partner shall at all reasonable times have access to, and may inspect and, make copies of, such books and accounts. Funds of the Partnership shall be deposited in the name of the Partnership in such bank or other account or accounts as the General Partner may designate and withdrawals therefrom shall be made upon such signature or signatures on behalf of the Partnership as the General Partner may designate.

11.2   Reports to Partners.

(a)   The books of account and records of the Partnership shall be audited as of the end of each Partnership Year by the Partnership's independent certified public accountants. All reports provided to the Partners pursuant to this Section shall be prepared on such basis as the General Partner determines will appropriately reflect the operations and assets of the Partnership. The Partnership's independent certified public accountant shall be a nationally recognized independent public accounting firm selected by the General Partner.

(b)   The General Partner shall comply with the Reporting Requirements set forth on Exhibit F attached hereto and incorporated herein by reference, which Exhibit F shall not be amended or altered without written notification to the General Partner.

(c)   The Investments of the Partnership shall be valued quarterly by the General Partner. Such valuation need not be formal appraisals. In addition, each of the Investments shall be appraised at least once every three years by one or more third-party independent nationally recognized consulting firms, as selected by the General Partner in its sole discretion. Notwithstanding any other provision of this Agreement, the cost of such third party Investment appraisals shall be borne by the Partnership.

The year-end valuation of Investments shall be as of December 31 of each year, but shall be furnished to the Partners within 90 days of the end of the Partnership's fiscal year (as defined in Section 1.6 hereof).

(d)   After the end of each Partnership Year, the General Partner shall use commercially reasonable efforts to cause the Partnership's independent public accountants to prepare and transmit, within 90 days after the close of the Partnership Year, a Federal income tax Schedule K-1 for each Partner and a report setting forth in sufficient detail such transactions effected by the Partnership during such Partnership Year as shall enable each Partner to prepare its Federal income tax return, if any. The General Partner shall mail such materials to (i) each Partner and (ii) each former Partner (or its successors, assigns, heirs or personal representatives) that may require such information in preparing its Federal income tax return.

(e)   The General Partner shall be the "tax matters partner," as such term is defined in Section 6231(a)(7) of the Code.

ARTICLE XII

TRANSFERABILITY OF A PARTNER'S INTEREST

12.1   Restrictions on Transfer. No Limited Partner may transfer its interest in the Partnership except with the unanimous written consent of the non-transferring Partners which consent may be withheld in such Partner's sole discretion; provided that prior Partner consent shall not be required for a Limited Partner to transfer its interest to an Affiliate (a Limited

Partner shall only be required to provide prompt notice of any such transfer to an Affiliate). No Transfer by any Limited Partner of any limited partnership interest hereunder, nor the substitution of any party as a Limited Partner, shall be permitted if the actions to be taken in connection with such Transfer will cause (i) the termination or dissolution of the Partnership, (ii) the Partnership to be classified other than as a partnership for federal income tax purposes, (iii) the Partnership to be treated as a "publicly traded partnership" within the meaning of Section 7704 of the Code or (iv) the Partnership to violate any applicable laws or register with any governmental authority if such registration would have an adverse effect on the Partnership. Each assignee of an Interest shall, prior to or upon the effectiveness of such Transfer, execute an agreement in form reasonably satisfactory to the General Partner under which such assignee shall assume all of the obligations of the assigning Partner hereunder and agree to be bound by the terms hereof. No assignee of an Interest shall become a substitute Limited Partner without the consent of the General Partner and without executing a copy of this Agreement or an amendment hereto in form and substance satisfactory to the General Partner. Prior to the effectiveness of the Transfer, the assignee shall pay to the Partnership all reasonable expenses incurred by the Partnership (including any legal and accounting fees) in connection with such Transfer. Any substituted Limited Partner admitted to the Partnership pursuant to this Section 12.1 shall have the same rights and responsibilities under this Agreement as such Person's assignor and shall succeed to the Capital Account and balance thereof.

12.2   Withdrawal of Partners. A Limited Partner may not withdraw from the Partnership prior to the Partnership's dissolution and liquidation.

12.3   Withdrawal of the General Partner. The General Partner may not withdraw from the Partnership prior to the Partnership's dissolution and liquidation.

ARTICLE XIII

REMOVAL OF THE GENERAL PARTNER

13.1   Removal of the General Partner. OPERS shall have the right to remove the General Partner at any time for Cause upon thirty (30) days' prior written notice, except that in the event of potential material harm to the business or value of the Partnership, the General Partner shall be removed immediately upon written notice. In addition, OPERS may remove the General Partner upon thirty (30) days' prior written notice in the event there is a Change in Control. Upon the effective date of the removal of the General Partner, the managers, directors or officers of any Investment Vehicle who are Affiliates of the General Partner shall be deemed to have resigned from such positions and the General Partner shall no longer have any right to direct that any action be taken or not taken by any Investment Vehicle. In the event OPERS removes the General Partner, the provisions of **Sections 13.2 and 13.3** shall apply.

13.2   Effect of Removal or Withdrawal of the General Partner. In the event of the removal of the General Partner pursuant to **Section 13.1**:

(a)   the Investment Period shall terminate;

(b) the General Partner shall forfeit its right to receive Asset Management Fees and property level fees not already due and payable to it (or its Affiliate) under Exhibit B and Article VI hereof (pro-rated through the effective date of termination);

(c) prior to the effective date of the General Partner's removal, the General Partner shall continue to perform all of its duties hereunder. Upon the effective date of such removal, this Agreement shall terminate with respect to the resigned General Partner and shall hereinafter be of no force and effect as between the General Partner, the Partnership and the Limited Partners, except for the various obligations of the parties which shall survive termination;

(d) prior to the effective date of the General Partner's removal, the General Partner shall return to the Partnership any and all materials and information in tangible or electronic form concerning the business and affairs of the Partnership or PERS Holding.

Nothing contained in this Article 13 shall relieve the former General Partner from any liabilities of, or obligations to, the Partnership or any creditor thereof, or to any Partner, incurred or arising on or prior to the effective date of the removal of the General Partner, and the former General Partner shall remain liable for same until the expiration of the applicable statute of limitations.

13.3   Buy-Sell Offer. (a) Upon the removal of General Partner under Section 13.1 hereof, PERS Holding shall have the right, but not the obligation (the "PERS Holding Purchase Right"), exercisable by written notice to General Partner within thirty (30) days the effective date of the removal of General Partner (the "PERS Holding Purchase Notice"), to purchase General Partner's entire Interest, the entire Interest in the Partnership of any Affiliate of the General Partner and the entire Interest of Parkway Properties, Inc. or any of its Affiliates (collectively, the "Parkway Interest") for cash at a value determined in accordance with this Section 13.3.

(b)   If the General Partner is removed pursuant to Section 13.1 hereof and PERS Holding does not exercise its PERS Holding Purchase Right under Section 13.3(a) hereof, General Partner or its Affiliates shall have the right, but not the obligation, exercisable by written notice to PERS Holding within thirty (30) days after PERS Holding's failure to give the PERS Holding Purchase Notice (the "Parkway Purchase Notice") to purchase PERS Holding's entire interest (the "PERS Holding Interest") for cash at a value determined in accordance with this Section 13.3 (the "Parkway Purchase Right").

(c)   If any purchase and sale of Interests is to take place as a result of Section 13.3(a) or 13.3(b) hereof, the parties shall, within ninety (90) days after receipt of either the PERS Holding Purchase Notice or the Parkway Purchase Notice, as applicable, execute such documents and instruments reasonably required by the selling party to sell and transfer its Interest to the buying party at the purchase price determined in accordance with this Section 13.3 and the closing of such sale shall take place as soon as practicable, but in any event within thirty (30) days thereafter. At such closing, the selling party shall sell and transfer its Interest to the buying party free and clear of encumbrances. In the event that PERS Holding shall acquire the entire Interest of Parkway and the General Partner, then the Partnership shall have no obligation to pay any additional Carried Interest after the closing of the transfer of the Interest.

(d)   Upon receipt by the General Partner or PERS Holding of the PERS Holding Purchase Notice or the Parkway Purchase Notice, as applicable, PERS Holding and the General Partner shall promptly cause the Fair Market Value of the Partnership to be determined by a qualified independent third-party appraisal firm selected by PERS Holding and the General Partner as of the date that such notice is delivered pursuant to Section 13.3(a) or (b), as applicable.   In the event that PERS Holding and the General Partner cannot come to an agreement regarding the selection of an appropriate third-party appraisal firm, PERS Holding and the General Partner shall each promptly engage separate qualified independent third-party appraisal firms to value the Partnership in accordance with this Section 13.3(d); such firms shall, in their discretion, appoint a third qualified independent third-party appraisal firm to conduct a third separate valuation of the Partnership in accordance with this Section 13.3(d). The value of the Partnership shall be equal to the average of the one of the first two independent valuations that is most similar to the third valuation and the third valuation, provided that if the first two valuations are equidistant from the valuation conducted by the third valuation firm, the value of the Partnership shall be equal to the value as determined by the third appraisal firm.   Such determination shall be binding on General Partner, Parkway and PERS Holding.   Once the Partnership has been valued in accordance with this Section 13.3(d), the Partnership's independent accounting firm shall determine the purchase price for each Partners' Interest in accordance with the terms of Section 6.1 hereof; provided that in the event of the removal of the General Partner for Cause under Section 13.1 hereof, the General Partner shall repay to the Partnership fifty percent (50%) of any Carried Interest Distributions that it has received.

(e)   If neither party exercises its purchase right within the time period specified in this Section 13.3, the parties hereby elect to liquidate the assets of the Partnership in an orderly manner with the intent to maximize the overall value of the Partnership in accordance with Article XV hereof. Any such Successor General Partner elected to act as the liquidator shall be chosen by PERS Holding and admitted to the Partnership as a general partner of the Partnership upon its execution of a counterpart signature page to this Agreement effective as of the date of the removal of the General Partner. The Successor General Partner shall have all of the non-economic rights, powers and obligations of the former General Partner as the general partner of the Partnership under this Agreement. The Successor General Partner shall have no rights with respect to the Parkway Purchase Right. In the event of the election of a Successor General Partner, if the Partners elect to continue the business of the Partnership, the Successor General Partner shall do so, provided that the Investment Period shall be terminated and no further Investments made. Notwithstanding any other provision herein to the contrary, if a Successor General Partner is elected pursuant to this Section 13.2(e), such Successor General Partner shall immediately upon the date of such election be responsible for any amounts arising under Section 4.3(b) hereof and the removed General Partner shall have no liability thereunder. The removed General Partner's Interest shall be converted to a Limited Partner Interest and the removed General Partner shall have all of the rights and obligations of a Limited Partner hereunder. The removed General Partner's maximum right to distributions pursuant to Section 6.1(b)(iii) shall be determined as of the effective date of its termination based on the valuation procedures set forth in Section 13.3(d) hereof. Following the removal of General Partner for Cause, General Partner shall forfeit fifty percent (50%) of the Carried Interest received and fifty percent (50%) of any Carried Interest due in the future.

<center>ARTICLE XIV</center>

<center>EXCLUSIVITY</center>

14.1   First Opportunity to Invest. During the Exclusivity Period, the General Partner and its Affiliates shall exclusively invest through the Partnership in each Investment in the Core Markets. The Limited Partners hereby expressly acknowledge and agree that nothing in this Article XIV shall be deemed to prohibit the General Partner or its Affiliates from investing in or acquiring office properties not located in the Core Markets, investing in or acquiring properties located in the Core Markets which do not qualify as an Investment disposing of assets held by the General Partner or its Affiliates as of the date hereof or establishing joint venture arrangements in connection therewith.

14.2   Other Funds. During the Exclusivity Period, none of the General Partner, its principals or its Affiliates shall form, advise or act as the primary source of transactions on behalf of another pooled investment vehicle; provided that the foregoing restriction shall not apply with respect to pending investments of Parkway that are committed as of the date hereof.

<center>ARTICLE XV</center>

<center>DISSOLUTION</center>

15.1   Events of Dissolution.

(a)   The Partnership shall be dissolved upon the first to occur of:

(i)   the sale or other disposition of all or substantially all of the assets of the Partnership and the collection of the proceeds therefrom, which the General Partner shall use its best efforts to accomplish within seven years after the end of the Investment Period unless the term of the Partnership is extended for up to two additional one-year periods by the General Partner, with the consent of PERS Holding.

(ii)   the removal of the General Partner (unless a replacement general partner is admitted to the Partnership in accordance with Section 13.2(e) hereof) or the occurrence of any other event that causes the General Partner to cease to be the general partner of the Partnership under the Act, unless the Partnership is continued without dissolution in accordance with the Act;

(iii)   at any time there are no limited partners of the Partnership, unless the Partnership is continued without dissolution in accordance with the Act; and

(iv)   the entry of a decree of judicial dissolution under Section 17-802 of the Act.

(b)   Unless PERS Holding elects to continue the Partnership, the Partnership shall be dissolved upon the first to occur of: (i) Bankruptcy of the General Partner (ii) the General Partner shall make an assignment for the benefit of creditors, (iii) the General Partner shall admit in writing its inability to pay its debts generally as they become due or (iv) the General Partner shall consent to the appointment of a receiver of all or any part of its property.

(c)   Following the dissolution of the Partnership, the General Partner shall liquidate the assets of the Partnership as promptly as shall be practicable and in a commercially reasonable manner. The proceeds of any liquidation shall be applied in the following order of priority:

(i)   first, to the satisfaction (whether by payment or the reasonable provision for payment) of debts and liabilities of the Partnership, including the establishment of any reserves that the General Partner may deem reasonably necessary to satisfy any contingent liabilities of the Partnership, and the satisfaction of the costs and expenses of the dissolution and liquidation; and

(ii)   then, to the Partners, in accordance with their respective positive Capital Accounts, after giving effect to all contributions, distributions and allocations for all periods as set forth herein.

15.2   Cancellation of Certificate. Upon the dissolution of the Partnership and the completion of the winding up of the Partnership, the Person acting as liquidating trustee shall cause the cancellation of the Certificate and shall take such other actions as may be necessary or appropriate to terminate the Partnership. Except as set forth in Section 15.4, upon cancellation of the Certificate in accordance with the Act, the Partnership and this Agreement shall terminate.

15.3   Compliance With Timing Requirements of Regulations. If the Partnership is "liquidated" within the meaning of Section 1.704-l(b)(2)(ii)(g) of the Regulations, distributions shall be made pursuant to this Article (if such liquidation constitutes a dissolution of the Partnership) or Article VI hereof (if it does not). In the sole discretion of the General Partner, a *pro rata* portion of the distributions that would otherwise be made to the General Partner and the Limited Partners pursuant to the preceding sentence may be:

(a)   distributed to a trust established for the benefit of the General Partner and the Limited Partners for the purposes of liquidating Partnership assets, collecting amounts owed to the Partnership, and paying any contingent liabilities or obligations of the Partnership or of the General Partner arising out of or in connection with the Partnership; provided that the assets of any such trust shall be distributed to the General Partner and the Limited Partners from time to time, in the reasonable discretion of the General Partner, in the same proportions as the amount distributed to such trust by the Partnership would otherwise have been distributed to the General Partner and the Limited Partners pursuant to this Agreement; or

(b)   withheld to provide a reasonable reserve for Partnership liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Partnership; provided that such withheld amounts shall be distributed to the General Partner and the Limited Partners as soon as practicable.

15.4   Termination. Upon the cancellation of the Certificate of the Partnership in accordance with the Act, this Agreement shall terminate (other than Sections 10.1(b) and 17.12 hereof, which shall survive for periods of three years and one year, respectively, following the dissolution of the Partnership).

ARTICLE XVI

NOTICES; POWER OF ATTORNEY

16.1   Method of Notice. All notices required to be delivered hereunder shall be in writing and must be delivered either by hand in person, by electronic mail, by facsimile transmission, by U.S. certified mail, return receipt requested, or by nationally recognized overnight delivery service (receipt request) and shall be deemed given when so delivered by hand (with written confirmation of receipt), sent by facsimile transmission (with confirmation of receipt of transmission from sender's equipment), transmitted by electronic mail (in a message to the electronic mail address given to the Partnership with hard copy to follow) or, if mailed by U.S. certified mail, three days after the date of deposit in the U.S. mail, or if delivered by overnight delivery service when received by the addressee, in each case at the appropriate addresses set forth below (or to such other addresses as a party may designate for that purpose upon 15 days written notice to the other party).

If to the Partnership (c/o the General Partner) or to the General Partner at:

Parkway Properties Office Fund, L.P.
c/o PKY Fund, LLC
One Jackson Place
188 East Capitol Street, Suite 1000
Jackson, Mississippi 39201
Attn: Jim Ingram
E-mail: jingram@pky.com
Fax: (601) 949-4077

with a copy to:

Forman Perry Watkins Krutz & Tardy LLP
200 South Lamar Street, Suite 100
Jackson, Mississippi 39201
Attn: Steve Hendrix
E-mail: shendrix@fpwk.com
Fax: (601) 960-8609

If to Parkway at:

Parkway Properties LP
One Jackson Place
188 East Capitol Street, Suite 1000
Jackson, Mississippi 39201
Attn: William Flatt
E-mail: wflatt@pky.com
Fax: (601) 949-4077

and

Parkway Properties LP
One Jackson Place
188 East Capitol Street, Suite 1000
Jackson, Mississippi 39201
Attn: Jim Ingram
E-mail: jingram@pky.com
Fax: (601) 949-4077

with a copy to:

Forman Perry Watkins Krutz & Tardy LLP
200 South Lamar Street, Suite 100
Jackson, Mississippi 39201
Attn: Steve Hendrix
E-mail: shendrix@fpwk.com
Fax: (601) 960-8609

If to PERS Holding at:

PERS Holding Company Limited, L.L.C.
277 East Town Street
Columbus, Ohio 43215
Attn: Vice President/Assistant Investment Officer – Real Estate

with a copy to:

Ohio Public Employees Retirement System
277 East Town Street
Columbus, Ohio 43215
Attn: Associate General Counsel

16.2   Routine Communications; Wire Transfers.   Notwithstanding the provisions of Section 16.1 hereof, routine communications such as distribution checks or financial statements of the Partnership may be sent by first-class mail, postage prepaid. The Partnership shall cause distributions to be made by means of wire transfer to any Partner who requests the same and who provides the Partnership with wire transfer instructions or by such other electronic means as are agreed to by the Partnership and such Partner.

16.3   Computation of Time.   In computing any period of time under this Agreement, the day of the act or event from which the designated period of time begins to run shall not be included. The last day of the period so computed shall be included, unless it is not a Business Day, in which event the period shall run until the end of the next day that is a Business Day.

16.4   Power of Attorney.   Each Limited Partner does hereby constitute and appoint the General Partner, and any officer, manager or representative of the General Partner acting on its behalf from time to time, as such Limited Partner's true and lawful representative and attorney-in-fact, in its name, place and stead to make, execute, sign, deliver and file (a) any amendment to the Certificate required by the Act because of an amendment to this Agreement or in order to effectuate any change in the Partners of the Partnership, (b) any amendment to this Agreement permitted to be made by the General Partner pursuant to Section 17.2 hereof; provided, however, that if such amendment is stated in Section 17.2 hereof to be an amendment which requires the prior written consent (or other specified approval) of the affected Limited Partner, such prior written consent (or such other specified approval) must be obtained, and (c) all such other instruments, documents and certificates which may from time to time be required by the laws of the United States of America, the State of Delaware or any other state, or any political subdivision or agency thereof, to effectuate, implement and continue the valid and subsisting existence of the Partnership and its power to carry out its purposes as set forth in this Agreement or to dissolve and terminate the Partnership in accordance with the Act. The General Partner shall deliver a copy of each document executed pursuant to this power of attorney to each Partner in whose name such document was executed. Insofar as possible pursuant to applicable law, the power of attorney granted hereby is irrevocable. This power of attorney is coupled with an interest and shall survive the subsequent incapacity, disability or dissolution of the Limited Partner granting such power.

ARTICLE XVII

GENERAL PROVISIONS

17.1   Entire Agreement.   This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and thereof, and supersede any prior agreement or understanding among the parties hereto with respect to the subject matter hereof or thereof.

17.2   Amendment.   Except as required by law or by specific provisions of this Agreement, this Agreement, including each of the Exhibits attached hereto, may be amended by the General Partner, from time to time, with the prior written consent of each of the Limited Partners; provided, however, that amendments which do not adversely affect the Limited

Partners or the Partnership, as determined by the General Partner in its sole and reasonable discretion, may be made to this Agreement and the Certificate, from time to time, by the General Partner, in its sole discretion, without the prior written consent of any of the Limited Partners, to: (a) amend any provision of this Agreement and the Certificate which requires any action to be taken by or on behalf of the General Partner or the Partnership pursuant to requirements of Delaware law if the provisions of Delaware law are amended, modified or revoked so that the taking of such action is no longer required; (b) take such action in light of changing regulatory conditions as is necessary in order to permit the Partnership to continue in existence on the basis contemplated by this Agreement; (c) add to the representations, duties or obligations of the Partnership or the General Partner, or to surrender any right granted to the Partnership or the General Partner herein, for the benefit of the Limited Partners; (d) correct any clerical mistake herein or in the Certificate or correct any printing, stenographic or clerical errors, or omissions, which shall not be inconsistent with the provisions of this Agreement or the status of the Partnership as a partnership for federal income tax purposes; and (e) change the name of the Partnership or to make any other change which is for the benefit of, or not adverse to the interests of, the Limited Partners. Notwithstanding the foregoing, no amendment shall: (i) require additional Capital Contributions of any Limited Partner (other than as provided in this Agreement), increase the liability of any Limited Partner beyond the liability of such Limited Partner set forth in this Agreement, or adversely affect the limited liability of any Limited Partner, in each case, without the written consent of the affected Partner; or (ii) without the approval of all the Limited Partners, amend this Section. The General Partner shall give prompt written notice to all of the Limited Partners of any amendments effected pursuant to this Section.

17.3   Approvals. Except as otherwise specifically provided herein and to the extent permitted by applicable law, each Partner agrees that the written approval of Partners holding the required Percentage Interests shall bind the Partnership and each Partner and shall have the same legal effect as the written approval of each Partner, for purposes of granting the approval of the Partners with respect to any proposed action of the Partnership, the General Partner, or any of their respective Affiliates. The General Partner shall give prompt written notice to all the Limited Partners of any approvals received from Partners holding the required Percentage Interests pursuant to this Agreement. Each Limited Partner further agrees that for purposes of any vote, a Defaulting Limited Partner's Percentage Interest will not be included in the numerator or denominator for purposes of calculating the percentage required for any approval.

17.4   Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without giving effect to the provisions, policies or principles thereof relating to choice or conflict of laws.

17.5   Captions. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

17.6   Successors. Except as otherwise provided herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective legal representatives, heirs, successors and assigns.

17.7　Severability. In case any one or more of the provisions contained in this Agreement or any application thereof shall be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and other application thereof shall not in an way be affected or impaired thereby.

17.8　Gender and Number. Whenever required by the context hereof, the singular shall include the plural and the plural shall include the singular. The masculine gender shall include the feminine and neuter genders.

17.9　Third-Party Rights. Each Covered Person shall be deemed a third party beneficiary of the provisions of Article X hereof. Subject to the foregoing, nothing in this Agreement shall be deemed to create any right in any Person not a party hereto (other than the permitted successors and assigns of the parties hereto) and this Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third party (except as aforesaid).

17.10　Counterparts. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument.

17.11　Duties. To the fullest extent permitted by law and notwithstanding any other provision of this Agreement or in any agreement contemplated herein or applicable provisions of law or equity or otherwise, whenever in this Agreement a Person is permitted or required to make a decision (a) in its "sole discretion" or "discretion" or under a grant of similar authority or latitude, such Person shall be entitled to consider only such interests and factors as it desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Partnership or any other Person except as may be required by Sections 145.112 and 145.113 of the Ohio Revised Code Chapter 145, or (b) in its "good faith" or under another express standard, such Person shall act under such express standard and shall not be subject to any other or different standard. To the extent that, at law or in equity, a Person has duties (including fiduciary or statutory duties) and liabilities relating thereto to the Partnership or to any Partner, such Person acting under this Agreement shall not be liable to the Partnership or any Partner for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Person otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Person.

17.12　Confidentiality.

(a)　Unless otherwise approved in writing by the General Partner or as may be required by the Ohio Public Records Act (the "Public Records Act"), each Limited Partner agrees to keep confidential, and not to make any use of (other than for purposes reasonably related to its Interest in the Partnership or for purposes of filing such Limited Partner's tax returns or for other routine matters required by law or for financial reporting) nor to disclose to any Person, any information or matter relating to the Partnership and its affairs and any information or matter related to any Investment (other than disclosure to such Limited Partner's owners, employees, agents, advisors or representatives (each such Person being hereinafter referred to as an "LP Authorized Representative"), except that a Person who is not subject to the direction or control of such Limited Partner will not constitute an LP Authorized Representative unless such Person shall agree for the benefit of the Partnership and the General Partner to be bound by a confidentiality undertaking on substantially the same terms as set forth in this Section 17.12(a)); provided that such Limited Partner and its LP Authorized Representatives may make such disclosure to the extent that (i) the information being disclosed is publicly known at the time of any proposed disclosure by such Limited Partner or LP Authorized Representative, (ii) the information subsequently becomes publicly known through no act or omission of such Limited Partner or LP Authorized Representative, (iii) the information otherwise is or becomes legally known to such Limited Partner other than through disclosure by the General Partner or the Partnership, (iv) such disclosure of such Limited Partner or LP Authorized Representative, is required by law, including, without limitation, the Public Records Act or (v) such disclosure is in connection with any litigation or other proceeding between any Limited Partner and the General Partner and/or the Partnership; provided, further, that each Limited Partner will be permitted, after notice to the General Partner, to correct any false or misleading information which may become public concerning such Limited Partner's relationship to the General Partner, the Partnership or any Person in which the Partnership holds, or contemplates acquiring, an Investment. Prior to making any disclosure required by law, each Limited Partner shall notify the General Partner of such disclosure. Prior to any disclosures of confidential information which is required by law, the General Partner shall have the right to take such action as its deems appropriate to control or limit dissemination of confidential information in connection with such disclosures. The Partnership acknowledges that notwithstanding anything to the contrary contained herein, PERS Holding shall be entitled to disclose, upon thirty (30) days prior written notice to the General Partner, the following information to any person upon receipt of a written request submitted pursuant to the Public Records Act, provided that a copy of such request shall be included in PERS Holding's notice to the General Partner: (i) the fact that PERS Holding has made an investment in the Partnership and the year in which the initial investment was made, (ii) the type of investment the investment described in (i) above represents and the geographical areas in which the Partnership operates (domestic or international), (iii) the amount of PERS Holding's commitment, (iv) the amount of PERS Holding's unfunded commitment, (v) aggregate cash flows resulting from PERS Holding's investment in the Partnership, (vi) the internal rate of return resulting from PERS Holding's investment in the Partnership, (vii) a brief description of the investment strategy of the Partnership, (viii) the fair market value of PERS Holding's investment in the Partnership, and (ix) any other information required to be disclosed under the Public Records Act. Prior to any disclosure to any LP Authorized Representative, each Limited Partner shall advise such LP Authorized Representative of the obligations set forth in this Section 17.12(a), inform such LP Authorized Representative of the confidential nature of such information and direct such LP Authorized Representative to keep all such information in the strictest confidence and to use such information only for purposes relating to such Limited Partner's Interest.

(a)   The General Partner agrees to keep confidential, and not to make any use of, nor to disclose to any Person, any information relating to a Limited Partner provided to the General Partner by the Limited Partner in connection with the establishment or operation of the Partnership (other than disclosure to the General Partner's owners, employees, agents, advisors or representatives (each such Person being hereinafter referred to as a "GP Authorized Representative")); provided that the General Partner and the GP Authorized Representatives may make such disclosure to the extent that (i) the information being disclosed is publicly known at the time of any proposed disclosure by the General Partner or the GP Authorized Representative, (ii) the information subsequently becomes publicly known through no act or omission of the General Partner or the GP Authorized Representative, (iii) the information otherwise is or becomes legally known to the General Partner or the GP Authorized Representative, other than through disclosure by the Limited Partner, (iv) such disclosure of the General Partner or the GP Authorized Representative, is required by law, including, without limitation, the Public Records Act (v) such disclosure is in connection with any litigation or other proceeding between any Limited Partner and the General Partner or the GP Authorized Representative or (vi) such disclosure or use is reasonably related to the General Partner's activities in such capacity; provided, further, that the General Partner will be permitted, after notice to the relevant Limited Partner, to correct any false or misleading information which may become public concerning such Limited Partner's relationship to the Partnership, the General Partner or any Person in which the Partnership holds, or contemplates acquiring, any Investment. Prior to making any disclosure required by law, the General Partner shall notify the relevant Limited Partner of such disclosure. Prior to any disclosure of confidential information which is required by law, a Limited Partner shall have the right to take such action as its deems appropriate to control or limit dissemination of confidential information about such Limited Partner. Prior to any disclosure to any GP Authorized Representative, the General Partner shall advise such GP Authorized Representative of the obligations set forth in this Section 17.12(b), inform such GP Authorized Representative of the confidential nature of such information and direct such GP Authorized Representative to keep all such information in the strictest confidence.

(c)   The provisions of this Section 17.12 will survive for a period of one year from the date of dissolution of the Partnership. The provisions of this Section 17.12 were negotiated in good faith by the parties hereto and the parties hereto agree that such provisions are reasonable and are not more restrictive than is necessary to protect the legitimate interests of the Partners and the Partnership.

17.13   Jurisdiction and Service of Process. THE PARTNERSHIP AND EACH PARTNER HEREBY CONSENT TO THE NON-EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN THE CITY OF WILMINGTON, THE STATE OF DELAWARE AND IRREVOCABLY AGREE THAT ALL ACTIONS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY SIDE LETTER BETWEEN THE PARTNERSHIP AND SUCH PARTNER AND ALL OTHER DOCUMENTS OR TRANSACTIONS AND ANY OTHER DEALINGS BETWEEN THE PARTNERSHIP AND SUCH PARTNER RELATING TO THE SUBJECT MATTER HEREOF OR THEREOF WHICH MAY BE LITIGATED MAY BE LITIGATED IN SUCH COURTS. EACH OF THE PARTNERSHIP AND EACH PARTNER ACCEPTS FOR SUCH PARTY AND IN CONNECTION WITH SUCH PARTY'S PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE NON-EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION HEREWITH OR THEREWITH. EACH OF THE PARTNERSHIP AND EACH PARTNER HEREBY IRREVOCABLY CONSENTS TO THE FULLEST EXTENT PERMITTED BY LAW TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE

MAILING OF COPIES THEREOF, BY CERTIFIED MAIL (RETURN RECEIPT REQUESTED), TO SUCH PARTY AT ITS ADDRESS AS SET FORTH IN SECTION 16.1 HEREOF, SUCH SERVICE TO THE FULLEST EXTENT PERMITTED BY LAW TO BE DEEMED EFFECTIVE THIRTY (30) DAYS AFTER SUCH MAILING. NOTHING HEREIN SHALL AFFECT THE RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR SHALL LIMIT THE RIGHT OF ANY PARTY TO BRING PROCEEDINGS AGAINST ANY OTHER PARTY IN THE COURTS OF ANY OTHER JURISDICTION.

17.14   Trial. EACH OF THE PARTNERSHIP AND EACH PARTNER HEREBY WAIVES SUCH PARTY'S RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, ANY SIDE LETTER BETWEEN THE PARTNERSHIP AND SUCH PARTNER AND ALL OTHER DOCUMENTS OR TRANSACTIONS AND ANY OTHER DEALINGS BETWEEN THE PARTNERSHIP AND SUCH PARTNER RELATING TO THE SUBJECT MATTER HEREOF OR THEREOF. EACH OF THE PARTNERSHIP AND THE PARTNER ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH OF THE PARTNERSHIP AND EACH PARTNER ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO THE OTHER PARTY'S DECISION TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH PARTY HAS ALREADY RELIED ON THE WAIVER IN ENTERING INTO THIS AGREEMENT, ANY SIDE LETTER BETWEEN THE PARTNERSHIP AND SUCH PARTNER AND ALL OTHER DOCUMENTS OR TRANSACTIONS AND ANY OTHER DEALINGS BETWEEN THE PARTNERSHIP AND SUCH PARTNER RELATING TO THE SUBJECT MATTER HEREOF OR THEREOF AND THAT EACH PARTY WILL CONTINUE TO RELY ON THE WAIVER IN THEIR RELATED FUTURE DEALINGS. EACH OF THE PARTNERSHIP AND EACH PARTNER FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH SUCH PARTY'S LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES SUCH PARTY'S JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.   THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THAT THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT, ANY SIDE LETTER BETWEEN THE PARTNERSHIP AND SUCH PARTNER AND ALL OTHER DOCUMENTS OR TRANSACTIONS AND ANY OTHER DEALINGS BETWEEN THE PARTNERSHIP AND SUCH PARTNER RELATING TO THE SUBJECT MATTER HEREOF OR THEREOF. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

17.15   Immunity. PERS Holding reserves all immunities, defenses, rights or actions arising out of or under the Eleventh Amendment to the United States Constitution, and no waiver of any such immunities, defenses, rights or actions shall be implied or otherwise deemed to exist by reason of its entry into this Agreement, or any agreement related thereto, by any express or implied provision thereof, or by any act or omissions to act by any representative or agent of PERS Holding, whether taken pursuant to any agreement with the Partnership or prior to the execution thereof. The foregoing shall not be interpreted to relieve PERS Holding from any of their respective obligations arising under this Agreement or any agreement related thereto, nor shall it reduce or modify the rights of the General Partner to enforce such obligations at law or in equity.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned have executed this Agreement, which may be executed in one or more counterparts which taken together shall constitute one and the same Agreement, as of the date first written above.

THE GENERAL PARTNER:

PKY FUND, LLC

By: _____
      Name:
      Title:

THE LIMITED PARTNERS:

PARKWAY PROPERTIES LP

By: Parkway Properties General Partners, Inc., its sole general partner

      By: _____
            Name:
            Title:

      By: _____
            Name:
            Title:

PERS HOLDING COMPANY LIMITED, L.L.C.

By: _____
      Name:
      Title: